Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276312

Prospectus

625,000 COMMON SHARES OF LIMITED LIABILITY COMPANY INTERESTS

ISSUABLE UPON THE EXERCISE OF SUBSCRIPTION RIGHTS AT $8.00 PER SHARE

Gyrodyne, LLC (the “Company,” “we,” “us” or “our”) is distributing, at no charge to our shareholders, non-transferable subscription rights to purchase an aggregate of 625,000 common shares of limited liability company interests at a price of $8.00 per whole share. We refer to this offering as the “rights offering.” Assuming the rights offering is fully subscribed, we currently expect to receive aggregate gross proceeds of $5,000,000. You will not be entitled to receive any rights unless you are a shareholder of record as of 5:00 p.m., New York City time, on January 29, 2024 (the “record date”).

We are offering to each of our shareholders one subscription right for every five full common shares owned by each shareholder as of the close of business on January 29, 2024, the record date, provided that no fractional shares will be issued in the rights offering and exercises therefor will be rounded to the nearest whole number, with halves rounded down. Additionally, shareholders may over-subscribe for additional common shares to the extent that offered subscription rights are not exercised by other shareholders, although we cannot assure you that we will fill any over-subscriptions. If all rights are exercised and all of the shares issuable upon exercise of the rights are sold in this offering, the total purchase price of the shares offered in the rights offering would be approximately $5,000,000.

We have not entered into any standby purchase agreement or other similar arrangement in relation to this rights offering. This offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering.

Certain members of our board of directors (who are also shareholders) have advised us they intend to exercise their basic subscription privilege under rights received and that they also intend to exercise their over-subscription privilege with respect to additional shares that become available for purchase. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Their expressed intention, however, does not constitute a binding obligation on their part.

To the extent you properly exercise your over-subscription privilege for a number of common shares that exceeds the number of the unsubscribed shares available to you, the subscription agent will return to you any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of the rights offering.

This rights offering is being made directly by us. We are not using an underwriter or selling agent. Computershare Trust Company, N.A. will serve as the subscription agent and MacKenzie Partners, Inc. will serve as the information agent for the rights offering. The subscription agent will hold the funds we receive from subscribers in a segregated account until we complete or cancel the rights offering.

If you want to participate in the rights offering and you are the record holder of your shares, we recommend that you submit a rights certificate, Notice of Guaranteed Delivery (if applicable) (as described herein) and payment to the subscription agent well before the deadline. If you want to participate in the rights offering and you hold shares through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your rights certificate, Notice of Guaranteed Delivery (if applicable) and payment in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee. For a more detailed discussion, see “The Rights Offering — The Subscription Rights” beginning on page 25.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on March 7, 2024, but we may extend the rights offering for additional periods ending no later than April 6, 2024.

You should carefully consider whether to exercise your subscription rights before the rights offering expires. All exercises of subscription rights are irrevocable. The purchase of common shares involves a high degree of risk.

Exercising the rights and investing in our common shares involve significant risks. You should read “Risk Factors” beginning on page 12, the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to exercise your rights.

Neither the Company nor our board of directors is making any recommendation regarding your exercise of the subscription rights.

Our board of directors reserves the right to terminate the rights offering for any reason any time before the completion of the rights offering. If we terminate the rights offering, all subscription payments received will be returned as soon as practicable, without interest or penalty.

The subscription rights are non-transferable. The common shares to be issued upon exercise of the subscription rights will be listed for trading on the Nasdaq Capital Market under the symbol “GYRO.” The last reported sales price of our common shares on January 31, 2024 was $9.65 per share.

The common shares are being offered directly by us without the services of an underwriter or selling agent.

	Per Share	Total
Subscription Price	$8.00	$5,000,000	(1)
Proceeds to us, before expenses	$8.00	$5,000,000	(1)

(1)	Assumes the rights offering is fully subscribed

If you have any questions or need further information about this rights offering, please contact the information agent toll-free at 800-322-2885 or via email at proxy@mackenziepartners.com. It is anticipated that delivery of the common shares purchased in this rights offering will be made on or about March 18, 2024 (the seventh business day following the expiration date), unless the expiration date is extended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 6, 2024.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	(i)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	(ii)

PROSPECTUS SUMMARY	1

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING	5

RISK FACTORS	12

USE OF PROCEEDS	21

CAPITALIZATION	22

DILUTION	23

STOCK MARKET AND DIVIDEND INFORMATION	24

THE RIGHTS OFFERING	25

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	34

DESCRIPTION OF CAPITAL STOCK	37

PLAN OF DISTRIBUTION	39

EXECUTIVE COMPENSATION	40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	41

WHERE YOU CAN FIND ADDITIONAL INFORMATION	42

LEGAL MATTERS	42

EXPERTS	43

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	43

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). The exhibits to the registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase our securities, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the sections entitled “Where You Can Find Additional Information” and “Incorporation by Reference.” You should read this prospectus, the documents incorporated by reference into this prospectus, and any prospectus supplement or free writing prospectus that we may authorize for use in connection with this offering in their entirety before making an investment decision.

Until March 2, 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of shares.

Any reference in this prospectus to information that is “contained,” “referred to” or “included” in this prospectus, or any similar expression, includes not only the information expressly set forth in this prospectus but also the information incorporated by reference in this prospectus.

You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the rights. Our business, financial condition, results of operations and prospects may have changed since that date.

Market data and other statistical information incorporated by reference into this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which we derive from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information. We neither guarantee its accuracy nor undertake a duty to provide or update such data in the future.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

This rights offering is being made directly by us. We have retained Computershare Trust Company, N.A. to serve as our subscription agent (the “subscription agent”) for this rights offering. We have retained MacKenzie Partners, Inc. to serve as our information agent (the “information agent”) for this rights offering.

Unless the context indicates otherwise, all references in this prospectus to the “Company,” “Gyrodyne,” “we,” “us” and “our” refer to Gyrodyne, LLC, a New York limited liability company, and our wholly owned subsidiaries, except that in the discussion of our subscription rights and capital stock and related matters, these terms refer solely to Gyrodyne, LLC and not to its subsidiaries.

(i)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements”, as such term is used within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are not based on historical fact and involve assessments of certain risks, developments, and uncertainties in our business looking to the future. Such forward-looking statements can be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe”, or the negatives or other variations of these terms or comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include projections, forecasts, or estimates of future performance and developments. Forward-looking statements contained in this prospectus are based upon assumptions and assessments that we believe to be reasonable as of the date of this prospectus.

These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to:

●	our efforts to enhance the values of our remaining properties and seek the orderly, strategic sale of such properties as soon as reasonably practicable;

●	the Article 78 proceeding against the Company and any other litigation that may develop in connection with our efforts to enhance the value of and sell our properties;

●

our ability to obtain additional capital in order to ensure we are operating through a position of strength through the duration of the liquidation to negotiate and enforce purchase agreements and defend our property rights in the Article 78 proceeding;

●	proxy contests and other actions of activist shareholders;

●	ongoing community activism;

●	the recent banking crisis and closure of two major banks (including one with whom we indirectly have a mortgage loan);

●	regulatory enforcement;

●	the real estate markets of Suffolk and Westchester Counties in New York;

●	lingering effects of the COVID-19 pandemic;

●	persistent inflation, rising interest rates and possible recession;

●	supply chain constraints or disruptions; and

●	other risks detailed from time to time in the Company’s SEC reports.

Risks, uncertainties, contingencies, and developments, including those identified in the “Risk Factors” section of this prospectus and in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and other filings we make with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, could cause our future operating results to differ materially from those set forth in any forward-looking statement. There can be no assurance that any such forward-looking statement, projection, forecast or estimate contained in this prospectus can be realized or that actual returns, results, or business prospects will not differ materially from those set forth in any forward-looking statement. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

The forward-looking statements contained in this prospectus are set forth principally in the “Risk Factors” section of this prospectus, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.  In addition, there may be events in the future that we are not able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Please consider our forward-looking statements in light of these risks as you read this prospectus and any prospectus supplement.

(ii)

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information under the heading “Risk Factors”. In this prospectus, all references to the “Company,” “Gyrodyne” “we,” “us” and “our” refer to Gyrodyne, LLC, a New York limited liability company, and its subsidiaries and predecessors, unless the context otherwise requires or where otherwise indicated.

Gyrodyne, LLC

Gyrodyne, LLC is a limited liability company formed under the laws of the State of New York whose primary business is the management of, and pursuit of entitlements on, a portfolio of medical office and industrial properties in Suffolk and Westchester Counties in the State of New York.

The Company’s remaining real estate investments, each of which is held in a single asset limited liability company wholly owned by the Company, consist of:

●	Cortlandt Manor:13.8 acres in Cortlandt Manor, New York, consisting of the 31,000 square foot Cortlandt Manor Medical Center; and
●	Flowerfield: 63 acres in St. James, New York, including a 14-acre multi-tenanted industrial park comprising 135,000 rentable square feet.

Gyrodyne’s common shares are traded on Nasdaq under the symbol GYRO. Gyrodyne’s principal executive offices are located at One Flowerfield, Suite 24, Saint James, New York 11780 and its telephone number is (631) 584-5400.

For a complete description of our business, financial condition, results of operations, corporate strategy and other important information, please read our filings with the SEC that are incorporated by reference in this prospectus, including our 2022 Form 10-K. For instructions on how to find copies of these documents, please read “Where You Can Find Additional Information.”

Strategic Plan to Enhance Property Values, Liquidate, Distribute Proceeds and Dissolve

Gyrodyne’s corporate strategy is to pursue entitlements on our two remaining properties so that they can be sold to one or more developers with increased development flexibility and thus maximize value and distributions to our shareholders. Gyrodyne intends to dissolve after it completes the disposition of its real property assets, applies the proceeds of such dispositions first to settle any debts and claims, pending or otherwise, against the Company, and then makes distributions to holders of Gyrodyne common shares.

Gyrodyne filed subdivision applications in March 2017 with respect to Cortlandt Manor and Flowerfield. The COVID-19 pandemic caused significant delays in the regulatory approval process, as state, county and local staff charged with processing our subdivision applications all postponed activity due to work-from-home transitions.

On March 30, 2022, the Town of Smithtown Planning Board (the “Planning Board”) unanimously granted Gyrodyne’s application for preliminary approval to divide the Flowerfield property into eight lots, subject to certain conditions (the “Flowerfield Subdivision Application”).

On April 26, 2022, the Incorporated Village of Head of the Harbor and certain other parties commenced a special proceeding under Article 78 of New York’s Civil Practice Law & Rules (the “Article 78 Proceeding”) against the Town of Smithtown and certain other parties, including Gyrodyne, seeking to annul the Planning Board’s determinations relating to the Flowerfield Subdivision Application. Specifically, the petition commencing the Article 78 Proceeding (the “Petition”) seeks to annul the Planning Board’s (i) approval of a findings statement pursuant to the State Environmental Quality Review Act (“SEQRA”), dated September 16, 2021, and adopted by the Planning Board on March 30, 2022, concerning the Flowerfield Subdivision Application, and (ii) preliminary approval on March 30, 2022 of the Flowerfield Subdivision Application. The arguments made in the Petition are substantially similar to those made by opponents of the Flowerfield Subdivision Application during the SEQRA and subdivision process. Challenging a government decision in an Article 78 proceeding can lead to delay in implementation of the government action, whether or not the suit is successful, and the government sometimes agrees to delay implementation until legal challenges are resolved.

Gyrodyne and the Town of Smithtown are vigorously defending the Planning Board’s determinations against the Petition. In June 2022, Gyrodyne and the Town of Smithtown filed motions to dismiss the Petition. During the third quarter of 2023, the Article 78 Proceeding was re-assigned to a different judge for the second time. Our motion to dismiss has yet to be decided. Even if Gyrodyne were to prevail in its motion to dismiss, however, the petitioners are likely to appeal. Although the posting of a bond is not generally a requirement for filing an appeal, the petitioners would likely be required to post a bond (in an amount to be determined by the court) if the petitioners were to seek a judicial stay pending appeal. Given the likelihood of appeal and the impact the pandemic has had on the court system, Gyrodyne now believes that the process of negotiating purchase agreements, securing final subdivision approval and final unappealable site plan approval and consummating the sale of our properties will extend to year-end 2025. The Company estimates that this extension of the timeline from year-end 2024 will result in a reduction of approximately $1.58 million in net assets in liquidation. There can be no assurance that Gyrodyne and the Town of Smithtown will be successful in the defense of the Planning Board’s determinations against the Petition or that other factors beyond our control will not necessitate a further extension of the timeline.

The Flowerfield subdivision will remain subject to the Article 78 Proceeding unless Gyrodyne and the Town of Smithtown prevail in their defense of the Planning Board’s determinations against the Petition.  Nevertheless, the Company will continue its efforts to identify one or more purchasers for Flowerfield and execute purchase agreements, but it is unclear at this time what impact, if any, the Article 78 Proceeding will have on such efforts.

On March 20, 2023, the Town of Cortlandt Town Board adopted the SEQRA findings statement and approved a Local Law establishing the Medical Oriented Zoning District (the “MOD”) which includes Gyrodyne’s Cortlandt Manor property. Pursuant to the adopted MOD, Gyrodyne received designation for total density of 154,000 square feet to be comprised of 150,000 square feet of medical use and 4,000 square feet of retail use.

Various other factors will continue to impact the timeline to achieve approvals, including the Article 78 Proceeding and delays in securing final regulatory approvals caused by the ongoing backlog of land use applications, government labor shortages and the pandemic. Nevertheless, we will continue to market the properties and, although there can be no assurances, the Company believes subdivision approval will be received in mid-2024 for Flowerfield, and could be received for Cortlandt Manor in the fourth quarter of 2024.

Although Gyrodyne believes that selling individual lots will maximize value, we are also pursuing prospective purchasers who may be willing to pay purchase prices for the entire undivided Flowerfield or Cortlandt Manor properties, or for the entire company itself, that Gyrodyne finds more attractive from a timing and value perspective.

Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete.  See “The Rights Offering” for a more detailed description of the terms and conditions of the rights offering.

Securities Offered

We are distributing, at no charge, to holders of our common shares non-transferable subscription rights to purchase up to 625,000 of our common shares, subject to proration to the extent the aggregate exercise of basic subscription privileges would result in the issuance of more than 625,000 shares. You will receive one subscription right for each five common shares held of record, as of 5:00 p.m., New York City time, on January 29, 2024.

Subscription Price	$8.00 per share.

Basic Subscription Privilege

Under the basic subscription privilege, for each subscription right you will be entitled to purchase two common shares at a subscription price of $8.00 per full share. The number of subscription rights you may exercise appears on your rights certificate.

Over-Subscription Privilege

If you exercise your basic subscription privilege in full and other shareholders do not exercise their basic subscription privilege in full, you will also have an over-subscription privilege to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege, subject to proration of available shares.  The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for such common shares that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

No fractional common shares will be issued. Any fractional rights resulting from the share allocation process specified above will be rounded to the nearest whole number, with halves rounded down.

Amount of Proceeds

Assuming we receive valid subscriptions for the full 625,000 shares, the gross proceeds to us will be $5,000,000 and the net proceeds to us, after deducting estimated offering expenses, will be approximately $4,400,000. However, there is no minimum amount of proceeds required to complete the rights offering.

Limitation on the Purchase of Shares

In no event may a shareholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the shareholder owning 20% or more of our issued and outstanding common shares, the ownership limitation under the Company’s Amended and Restated Limited Liability Company Agreement, after giving effect to such shareholder’s purchase under the basic subscription privilege and the over-subscription privilege. In addition, shares issued in the rights offering will be subject to proration to the extent the aggregate exercise of basic subscription privileges would result in the issuance of more than 625,000 shares.

Record Date	January 29, 2024

Expiration Date

The subscription rights will expire at 5:00 p.m., New York City time, on March 7, 2024, unless the expiration date is extended.  We reserve the right to extend the subscription rights period at our sole discretion for a period not to exceed 30 days, although we do not presently intend to do so.

Procedure for Exercising Subscription Rights	The subscription rights may be exercised at any time during the subscription period, which commences on February 6, 2024. To exercise your subscription rights, you must take the following steps:

If you are a registered holder of our common shares, you may deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., New York City time on March 7, 2024, unless the expiration date is extended.  You may deliver the documents and payments by mail or commercial carrier.  If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., New York City time, on March 7, 2024, unless the expiration date is extended.

Use of Proceeds

We intend to use the net proceeds received from the rights offering to ensure we are operating from a position of strength through the duration of the liquidation process in negotiating and enforcing purchase agreements and in defending our property rights in the Article 78 proceeding and in any other such proceeding that may arise. Offering proceeds may also be used to complete the pursuit of entitlements on our Flowerfield property, for necessary capital improvements to retain and or attract tenants in our real estate portfolio and for general working capital. See “Use of Proceeds.” However, there is no minimum number of shares required to complete the rights offering, and the gross and net proceeds could be considerably less than the $5,000,000 and $4,400,000, respectively, we would receive assuming full subscription.

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on the Nasdaq Capital Market or any other stock exchange or market or on the OTC Markets.

No Revocation

All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable to the exercise of your subscription rights, or even in the event we extend the rights offering.  However, if we extend the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the common shares offered pursuant to this rights offering at a subscription price of $8.00 per share.

Extension; Cancellation; Amendment

We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering.  We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.  If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our board of directors also reserves the right to cancel the rights offering at any time prior to the expiration date for any reason.  If the rights offering is canceled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

Our board of directors also reserves the right to amend or change the terms of the rights offering.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date. Although we do not presently intend to do so, we may choose to change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such changes may include a change in the subscription price although no such change is presently contemplated. The terms of the rights offering cannot be changed after the expiration date of the rights offering.

No Board Recommendation

Our board of directors is making no recommendations regarding your exercise of the subscription rights.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  See the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Director Participation

Certain Gyrodyne directors (who are also shareholders) have indicated they will purchase shares that are subject to their subscription rights, and that they will exercise their over-subscription privilege (if available), at the same subscription price offered to our shareholders. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Nevertheless, these shareholders have not executed agreements to purchase shares and there is no guarantee or commitment that they will subscribe for shares in the offering.

Issuance of Common Shares

As soon as practicable after the expiration of the rights offering, the subscription agent will arrange for the issuance of the shares purchased pursuant to the rights offering. All shares that are purchased in the rights offering will be issued in book-entry or uncertificated form, meaning that you will receive a direct registration account statement from our transfer agent reflecting ownership of these securities if you are a holder of record of shares. If you hold your shares in the name of a custodian bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the rights offering.

Listing of Common Shares

Our common shares trade on the Nasdaq Capital Market under the symbol “GYRO”, and we expect the shares to be issued in connection with the rights offering will also be listed on the Nasdaq Capital Market under the same symbol.

Certain Material U.S. Federal Income Tax Considerations

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws.  You are urged to seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any tax laws.  See “Material U.S. Federal Income Tax Considerations.”

Subscription Agent	Computershare Trust Company, N.A.

Information Agent	MacKenzie Partners, Inc.

Common shares Outstanding Before the Rights Offering	As of January 31, 2024, 1,574,308 shares of our common shares were outstanding.

Common Shares Outstanding After Completion of the Rights Offering

We will issue 625,000 common shares in the rights offering, assuming the full number of subscription rights are exercised.  Based on the number of common shares outstanding as of January 31, 2024, if we issue all 625,000 common shares available in this rights offering, we would have 2,199,308 common shares outstanding following the completion of the rights offering. However, there is no minimum number of shares required to complete the rights offering.

Risk Factors

Shareholders considering making an investment by exercising subscription rights in the rights offering should carefully read and consider the information set forth in “Risk Factors” beginning on page 12 of this prospectus, together with the other information contained in this prospectus, before making a decision to invest in our common shares.

Important Dates	Set forth below are important dates for this offering, which generally are subject to extension:

	Record date	January 29, 2024
	Commencement date	February 6, 2024
	Expiration Date	March 7, 2024
	Deadline for delivery of subscription certificates and payment of subscription prices	March 7, 2024
	Deadline for delivery of notices of guaranteed delivery	March 7, 2024
	Deadline for delivery of subscription certificates pursuant to notices of guaranteed delivery	March 11, 2024
	Anticipated delivery of shares purchased in this offering	March 18, 2024

Fees and Expenses	We will pay the fees and expenses incurred by us related to the rights offering.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, our common shares, and our business.

Exercising your subscription rights and investing in our common shares involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 12 of this prospectus and the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, and all other information included in this prospectus in its entirety before you decide whether to exercise your subscription rights.

What is the rights offering?

A rights offering is a distribution of subscription rights on a pro rata basis to all shareholders of a company. “Pro rata” means in proportion to the number of our common shares that our shareholders hold on the record date. We are distributing to holders of our issued and outstanding common shares as of 5:00 p.m., New York City time, as of January 29, 2024, the “record date,” at no charge, non-transferable subscription rights to purchase our common shares. You will receive one subscription right (rounded to the nearest whole number, with halves rounded down) for every five common shares you own as of 5:00 p.m., New York City time, on the record date. The subscription rights will be evidenced by rights certificates. Each subscription right consists of a basic subscription privilege and an over-subscription privilege.

What is the basic subscription privilege?

Shareholders will receive in the rights offering one subscription right for each five shares held. Each whole subscription right gives our shareholders the opportunity to purchase two of our common shares for $8.00 per share. We determined the ratio of subscription rights to distribute per our issued and outstanding shares (1,574,308) by dividing the number of shares we determined to offer in the rights offering, 625,000, by the number of shares issued and outstanding on the record date (625,000/1,574,308 shares outstanding = 1:2.5 new-to-existing share ratio). Shares issued in the rights offering will be subject to proration to the extent the aggregate exercise of basic subscription privileges would result in the issuance of more than 625,000 shares.

What is the over-subscription privilege?

We do not expect all of our shareholders to exercise all of their basic subscription privileges. The over-subscription privilege provides shareholders that do exercise their entire basic subscription privileges the opportunity to purchase the shares that are not purchased by other shareholders. Accordingly, if you fully exercise your basic subscription privilege and other shareholders do not fully exercise their basic subscription privileges, then you may also exercise an over-subscription privilege to purchase additional common shares that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of such shares among persons exercising this over-subscription privilege. To the extent that the number of the unsubscribed shares are not sufficient to satisfy all of the properly exercised over-subscription privilege requests, then the available shares will be allocated pro rata among those who properly exercise their over-subscription privileges. “Pro rata” in this context means in proportion to the number of our common shares that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of our common shares available to you, assuming that no shareholder other than you has purchased any of our common shares pursuant to their basic subscription privilege and over-subscription privilege. See “The Rights Offering—Over-Subscription Privilege.”

How many shares may I purchase if I exercise my subscription rights?

Each subscription right entitles you to purchase two of our common shares for $8.00 per share. We will not issue fractional subscription rights or common shares in the rights offering, and holders will only be entitled to purchase a whole number of common shares. You may exercise any number of your subscription rights (including the over-subscription privilege), or you may choose not to exercise any subscription rights. As explained elsewhere in this prospectus, there is no limit on the number of offered shares that may be purchased pursuant to your over-subscription privilege.

If you hold your shares in street name through a broker, bank, or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue one subscription right to your nominee for every five common shares you own at the close of business on the record date. Each subscription right can then be used to purchase two common shares for $8.00 per share pursuant to the basic subscription privilege. For more information, see the question “What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominees (commonly referred to as “street name”)?” below.

Will fractional subscription rights or fractional shares be issued in the rights offering?

No. We will not issue fractional subscription rights or fractional common shares in the rights offering. In allocating subscription rights among our shareholders, each five shares of capital stock held of record at the close of business on the record date will entitle the holder of such shares to receive one subscription right (rounded to the nearest whole number, with halves rounded down), and each subscription right granted in the rights offering may only be exercised for two of our common shares.

Are there backstop or standby purchasers?

No. We have not entered into any standby purchase agreement or other similar arrangement in relation to this rights offering. This offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering. See “Risk Factors” beginning on page 12.

Are there any limits on the number of shares I may purchase in this rights offering?

Yes. The total number of offered shares in this rights offering represents the maximum number of shares you may potentially purchase. In all cases, you are entitled (but not required) to purchase all shares available to you under your basic subscription privilege. Shares in excess of those available to you under your basic subscription privilege may only be purchased pursuant to your over-subscription privilege. As explained elsewhere in this prospectus, other shareholders may also exercise their over-subscription privilege. If this occurs, the number of shares available for purchase by you will be reduced proportionately.

In no event may you exercise subscription and over-subscription privileges to the extent that any such exercise would result in your owning 20% or more of our issued and outstanding common shares, which is the ownership limitation under the Company’s Amended and Restated Limited Liability Company Agreement, after giving effect to your purchase under the basic subscription privilege and the over-subscription privilege.

Am I required to exercise the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights in full, the relative percentage of our common shares that you own will decrease, and your voting and other rights will be diluted. Furthermore, if you fail to exercise your full basic subscription privilege, you will not be eligible to exercise your over-subscription privilege. For more information, see the question “How many shares of capital stock will be issued and outstanding after the rights offering?” below.

Will our directors and significant shareholders be exercising their subscription rights?

Our directors and any greater-than-5% beneficial shareholders may participate in this offering at the same subscription price per share as all other purchasers, but none of our directors or greater-than-5% beneficial shareholders are obligated to so participate. Certain directors (who are also shareholders) have indicated that they will purchase shares that are subject to their subscription rights, and that they will exercise their over-subscription privilege (if available), at the same subscription price offered to our shareholders. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Nevertheless, none of our directors have executed agreements to purchase shares and there is no guarantee or commitment that they will subscribe for shares in the offering.

Any shares purchased in the rights offering by our directors will be deemed “control securities” under federal securities rules and will likely not be eligible for public resale unless sold in accordance with the limitations of Rule 144 or the public resale of such shares is registered with the SEC.

Has our Board of Directors made a recommendation to our shareholders regarding the exercise of rights under the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise their subscription rights risk loss on their investment. We cannot assure you that the market price of our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. See the “Risk Factors” section of this prospectus for a discussion of some of the risks involved in investing in our common shares.

Why are we conducting a rights offering?

Our corporate strategy has involved the pursuit of entitlements on our remaining properties so that they can be sold to one or more developers with increased development flexibility and thus maximize value and distributions to our shareholders. Gyrodyne intends to dissolve after it completes the disposition of its properties, applies the proceeds of such dispositions first to settle any debts and claims, and then makes distributions to our shareholders.

The expenses associated with pursuing land entitlements, as well as the costs and expenses from operations, including salaries, real estate taxes, payroll and local taxes, legal, accounting and consulting fees and miscellaneous office expenses, will continue to be incurred during our process of seeking entitlements and selling assets. In addition, we have incurred and expect to continue to incur significant legal fees in defending ourselves in an Article 78 proceeding challenging the granting of preliminary approval of the subdivision of our Flowerfield property. No assurances can be given that available cash (including amounts available under our credit facilities) will be adequate to provide for our entitlement efforts, the defense of the lawsuit and ongoing operations.

Accordingly, the Company believes it is prudent to secure additional funding to ensure we are operating from a position of strength through the duration of the liquidation process as we negotiate and enforce purchase agreements, defend our property rights in the Article 78 proceeding (and in any other such proceeding that may arise). The Company has determined that the terms of the rights offering are more advantageous to the Company than other forms of financing. We are pursuing such needed additional funding through a rights offering because it provides our shareholders the opportunity to participate in an offering of our shares on a pro rata basis that minimizes the dilution of their ownership interest in the Company.

How was the subscription price of $8.00 per share determined?

The subscription price of $8.00 per share was determined by our board of directors. Factors considered by the board included historical and current trading prices of our common shares, the price at which our shareholders might be willing to participate in the rights offering, our business prospects, the condition of the trading market for our common shares, the condition of the securities and capital markets in general and comparable precedent transactions in terms of the percentage of shares offered, the terms of the subscription rights being offered, the subscription price and the discount that the subscription price represented to the immediately prevailing closing prices for those offerings. The board also considered the advice of the investment banking firm of Coady Diemar Partners, which we retained to provide financial advisory services to us in connection with the rights offering. We cannot assure you that the market price for our common shares during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the common shares purchased in the rights offering at a price equal to or greater than the subscription price.

How soon must I act to exercise my rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and related payment prior to the expiration of the rights offering, which is March 7, 2024 at 5:00 p.m., New York City time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your custodian bank, broker, dealer or other nominee may establish a deadline prior to 5:00 p.m. New York City time, on March 7, 2024 by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Although we will make reasonable attempts to provide this prospectus to all holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., New York City time on March 7, 2024 (unless extended for up to 30 additional days), whether or not we have been able to locate each person entitled to receive subscription rights. Although we reserve the right to extend the expiration of the rights offering for up to 30 additional days, we currently do not intend to do so.

May I transfer my subscription rights?

No. You may not sell or transfer your subscription rights to anyone.

Can the Board of Directors cancel, terminate, amend or extend the rights offering?

Yes. Although there is no present intention to do so, our board of directors may change the terms of the rights offering for any reason at any time. If we should make any fundamental changes to the terms set forth in this prospectus, we will offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions, issue a refund of any money advanced by such shareholder and recirculate an updated prospectus. In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. The terms of the rights offering cannot be changed after the expiration date of the rights offering. We have the option to extend the rights offering and the period for exercising your subscription rights for up to 30 additional days, although we do not presently intend to do so. Our board of directors may cancel the rights offering at any time for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Will funds be held in a segregated account pending consummation or cancelation of the rights offering?

Yes. The subscription agent will hold funds received in payment for the common shares in a segregated account pending completion of the rights offering. The subscription agent will hold this money in a segregated account until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, as soon as practicable. In addition, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable, if subscribers decide to cancel their subscription rights in the event that we extend the rights offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the rights offering.

When will I receive my subscription rights certificate?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of our common shares as of the close of business on the record date, based on our shareholder register maintained by the transfer agent for our common shares. If you hold your common shares through a brokerage account, bank, or other nominee, you will not receive an actual subscription rights certificate. Instead, as described in this prospectus, you must instruct your broker, bank or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate subscription rights certificate, you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate. If you hold your common shares through a brokerage account, bank, or other nominee, it is not necessary to have a physical subscription rights certificate in order to exercise your subscription rights.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of our common shares you own will not change. Nevertheless, due to the fact that other shareholders may purchase shares in the rights offering, your percentage ownership of Gyrodyne will be diluted after the completion of the rights offering unless you do exercise your subscription rights. For more information, see “Risk Factors - Risks Related to the Rights Offering - If we consummate the rights offering and you do not fully exercise your basic subscription privilege, your interest in us will be diluted. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common shares, then you would experience an immediate dilution of the aggregate fair value of your shares, which could be substantial”, and the question “How many shares of capital stock will be issued and outstanding after the rights offering?” below.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must take the following steps:

●	deliver payment to the subscription agent; and
●	deliver your properly completed and signed rights certificate, and any other subscription documents, to the subscription agent.

Please follow the payment and delivery instructions accompanying the rights certificate. Do not deliver documents to Gyrodyne. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate, and related payment on or prior to the deadline for receipt of such items. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., New York City time, on March 7, 2024. We are not responsible for subscription materials sent directly to our offices. If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under the “The Rights Offering—Guaranteed Delivery Procedures” section of this prospectus.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the oversubscription privilege and purchase limitations and subject to the elimination of any fractional shares. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty, following the expiration of the rights offering.

What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, dealer, custodian bank or other nominee (commonly referred to as “street name”)?

If you hold your common shares in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. Consequently, you will not receive a rights certificate. Instead, the record holder (i.e., your broker, dealer, custodian bank or other nominee) must exercise the subscription rights on your behalf for the common shares you wish to purchase.

If you hold your Gyrodyne common shares in the name of a broker, dealer, custodian bank or other nominee and you wish to purchase shares in the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. For our part, we will ask your record holder to notify you of the rights offering. Nevertheless, if your broker, dealer, custodian bank or other nominee does not contact you regarding the rights offering, you should promptly initiate contact with that intermediary if you wish to participate in the offering. Your broker, dealer, custodian bank or other nominee may establish a deadline prior to 5:00 p.m. New York City time on March 7, 2024, which we have established as the expiration date of the rights offering.

When will I receive my new shares?

We will issue shares purchased in the rights offering as soon as practicable after the expiration of the rights offering. All shares that are purchased in the rights offering will be issued in uncertificated book-entry form, meaning that you will receive a direct registration account statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you hold your shares in the name of a bank, broker, dealer or other nominee, DTC will credit your nominee with the securities you purchased in the rights offering.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. You should not exercise your subscription rights unless you are certain that you wish to purchase additional Gyrodyne common shares at a subscription price of $8.00 per share.

How many shares of capital stock will be issued and outstanding after the rights offering?

As of January 31, 2024, there were 1,574,308 of our common shares outstanding. We will issue 625,000 common shares in the rights offering, assuming the rights offering is fully subscribed, but there is no minimum number of shares required to complete the rights offering. Based on the number of shares outstanding as of January 31, 2024, if we issue all 625,000 common shares available in this rights offering, the number of common shares we would have outstanding after giving effect to the rights offering will be 2,199,308.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional common shares and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described in the section of this prospectus entitled “Risk Factors.”

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of your shares (i.e., through your custodian bank, broker, dealer or other nominee).

Will the subscription rights be listed on a stock exchange or national market?

No. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on Nasdaq or on any other stock exchange or market or on the OTC Bulletin Board.

How do I exercise my rights if I live outside the United States?

If you are a shareholder whose address is outside the United States, the subscription agent will not mail rights certificates to you, and your rights certificates will be held by the subscription agent for your account until any instructions are received to exercise your rights. If you are a rights holder whose address is outside the United States, to exercise your rights, you must notify the subscription agent on or prior to 11:00 a.m., New York City time, on February 29, 2024, which is five business days prior to the expiration date for the rights offering, unless extended by us, and, if we so request, must establish to our satisfaction that you are permitted to exercise your rights under applicable law. Any questions related to exercising rights should be directed to the subscription agent. If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire. We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your rights and any such determinations by us will be final and binding.

What fees or charges apply if I purchase the common shares?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If, however, you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your nominee may charge you.

What are the U.S. federal income tax considerations applicable to U.S. holders of receiving or exercising rights?

Although the authorities governing transactions such as the rights offering are complex and unclear in certain respects (including with respect to the effects of the oversubscription privilege), we believe and intend to take the position that a U.S. holder’s (as defined in this prospectus under “Material U.S. Federal Income Tax Consequences”) receipt of rights pursuant to the rights offering should not be treated as a taxable distribution with respect to such holder’s existing common shares for U.S. federal income tax purposes. This position regarding the non-taxable treatment of the rights offering is not binding on the IRS or the courts. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of the rights would be taxable to U.S. holders of our common shares as a distribution to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. Although no assurance can be given, the Company anticipates that it will not have current and accumulated earnings and profits through the end of 2023. For a more detailed discussion, including U.S. federal income tax considerations applicable to Non-U.S. holders, see “Material U.S. Federal Income Tax Consequences.” You should consult your tax advisor as to the particular considerations applicable to you of the rights offering.

How much money will Gyrodyne receive from the rights offering?

If we issue all 625,000 shares available in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $4,400,000.  However, there is no minimum number of shares required to complete the rights offering. We estimate that the expenses of the rights offering will be approximately $600,000, irrespective of the number of shares we sell or the amount of proceeds we raise in the offering. Accordingly, the estimated $600,000 of offering expenses will constitute approximately 12% of the offering proceeds if we issue all 625,000 shares available in the rights offering, or a greater percentage of such net proceeds to the extent that we close the offering with net proceeds below $5,000,000.

To whom should I send my forms and payment?

If you received a rights certificate with this prospectus and wish to purchase shares during the rights offering, you should send your properly completed and signed rights certificate, any other subscription documents and payment by first class mail or courier service to the subscription agent at:

All trackable mail, including Overnight Delivery: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer; COY: GYRO 150 Royall Street, Suite V Canton, MA 02021	If Delivering by Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer; COY: GYRO P.O. Box 43011 Providence, RI 02940-3011

Delivery will only be deemed valid if delivered in line with the above delivery instructions.

You are solely responsible for completing delivery to the subscription agent of your subscription materials.  The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York City time, on March 7, 2024.  We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact the information agent, MacKenzie Partners, Inc., 1407 Broadway, 27th Floor, New York, NY 10018, or telephone (800) 322-2885 (toll free) or email to proxy@mackenziepartners.com.

For a more complete description of the rights offering, see “The Rights Offering” beginning on page 25 of this prospectus.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe below could cause our business, financial condition, results of operations or future prospects to be materially and adversely affected. The market price of our common shares could decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, results of operations or future prospects. In addition, some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, see the section of this prospectus entitled “Cautionary Statement Concerning Forward-Looking Information” above.

Risks Related to the Rights Offering

If we consummate the rights offering and you do not fully exercise your basic subscription privilege, your interest in us will be diluted.  In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common shares, then you would experience an immediate dilution of the aggregate fair value of your shares, which could be substantial.

Assuming we consummate the rights offering and you do not choose to exercise your basic subscription privilege in full, your proportionate voting interest and your percentage ownership interest in us will decrease.  In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription privilege in full and other subscription rights holders fully exercise their basic and over-subscription privileges, the percentage of our common shares owned by those other subscription rights holders will increase.  For example, if you own 15,743 common shares before the rights offering, or approximately 1.0% of our common shares, and you do not exercise any of your basic or over-subscription privileges while all other subscription rights holders exercise their subscription privileges in full, then your percentage ownership will be reduced from 1.0% to approximately 0.72%.  In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common shares, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common shares been issued at the market price.  This dilution could be substantial.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common shares.

Our board of directors determined the terms of the rights offering, including the subscription price. and you should not consider the subscription price as an indication of the fair value of our common shares. The subscription price does not bear any relationship to the value of our net assets in liquidation, net worth, past operations, cash flows, earnings/losses, financial condition or any other established criteria for fair value. The market price of our common shares could decline during or after this offering, and you may not be able to sell common shares purchased in the offering, at a price equal to or greater than the effective price paid in the offering, or at all. In determining the subscription price, our board of directors considered a number of factors, including:

●

the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription privilege;

●	subscription price discounts in similar rights offerings;
●	our need for additional capital, liquidity and financial flexibility;
●	current economic and financial market conditions;
●	alternatives available for raising capital;
●	historical and current trading prices for our common shares; and
●

potential costs associated with pursuing entitlement rights for our Flowerfield property, necessary capital improvements to retain and/or attract tenants in the real estate portfolio, general operations and to defend the Company in the Article 78 proceeding.

The subscription price was established by our board of directors at a price of $8.00 per share.  The subscription price is not necessarily related to our net assets in liquidation, results of operations, cash flows, financial condition or net worth or any other established criterion of value and may or may not be considered the fair value of our common shares at the time the rights offering was approved by our board of directors or during the rights offering period.  On January 31, 2024, the closing sale price for our common shares on the Nasdaq Capital Market was $9.65 per share and traded at an average closing price of $9.7902 per share for the thirty trading day period ended January 31, 2024 and $9.5244 per share for the three-month period ended January 31, 2024.  We retained the investment banking firm of Coady Diemar Partners to provide financial advisory services to us in connection with the offering, including on the issue of the subscription price. We cannot assure you that the trading price of our common shares will not decline during or after the rights offering.  We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price.  We do not intend to change the subscription price in response to changes in the trading price of our common shares prior to the closing of the rights offering.

The rights offering may cause the price of our common shares to decline.

The subscription price of $8.00 per share is lower than the average of the closing sales prices of our common shares over the thirty trading day period ended January 31, 2024.  On that day, the closing sales price of our common shares was $9.65.  The average of the closing sales prices of our common shares over the thirty trading day period ended January 31, 2024 was $9.7902 and the average closing price for the three-month period ended January 31, 2024 was $9.5244 per share.  The announcement of the rights offering and its terms, including the subscription price, together with the number of common shares we could issue if this offering is completed, may result in an immediate decrease in the trading price of our common shares.  This decrease may continue after the completion of the rights offering.  If that occurs, your purchase of common shares in the rights offering may be at a price greater than the prevailing trading price.  Further, assuming subscription rights for the full 625,000 shares are exercised in the rights offering and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common shares.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may, in our sole discretion, decide not to continue with the rights offering or decide to cancel the rights offering prior to the expiration of the rights offering. This decision could be based on many factors, including whether we close on alternative financing arrangements or secure sales of our remaining properties prior to completion of the rights offering. We currently have no intention to terminate the rights offering but reserve the right to do so. If the rights offering is cancelled, we will issue a press release notifying shareholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The rights offering does not have a minimum amount of proceeds or number of shares and there can be no assurance that shareholders will choose to exercise their subscription rights, which means that we may still need additional funding after the rights offering and if you exercise your rights you may be investing in a company that continues to need additional capital.

There is no minimum amount of proceeds required to complete the rights offering. There can be no assurance that any shareholders will exercise their subscription rights. Certain of our directors (who are also shareholders) have indicated that they will purchase shares that are subject to their subscription rights, and that they will exercise their over-subscription privilege, at the same subscription price offered to our shareholders. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Nevertheless, these shareholders have not executed agreements to purchase shares and there is no guarantee or commitment that they will subscribe for shares in the offering. If you exercise the basic subscription privilege or the over-subscription privilege, but we do not raise the desired amount of capital in this rights offering, you may be investing in a company that continues to need additional capital.

We may amend or change the terms of the rights offering at any time prior to the expiration of the rights offering in our sole discretion.

Our board of directors reserves the right to amend or change the terms of the rights offering in its sole discretion. Although we do not presently intend to do so, we may choose to amend or change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such amendments or changes may include a change in the subscription price, although no such change is presently contemplated.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date.  The terms of the rights offering cannot be amended or changed after the expiration date of the rights offering.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise.  The trading price of our common shares may decline before the subscription rights expire.  If you exercise your subscription rights, and, afterwards, the trading price of our common shares decreases below the $8.00 per share subscription price, you will have committed to buying common shares at a price above the prevailing trading price and could have an immediate unrealized loss.  There can be no assurances that the trading price of our common shares will equal or exceed the subscription price at the time of exercise or at or after the expiration of the subscription rights offering period.

Our common shares are traded on the Nasdaq Capital Market under the symbol “GYRO”, and the closing sale price of our common shares on the Nasdaq Capital Market on January 31, 2024 was $9.65 per share.

You may not be able to resell any common shares that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription rights offering period or be able to sell your shares at a price equal to or greater than the subscription price.

If you exercise subscription rights, you may not be able to resell the common shares purchased by exercising your subscription rights until you, or your broker, custodian bank or other nominee, if applicable, have received those shares.  Moreover, you will have no rights as a shareholder of the shares you purchased in the rights offering until we issue the shares to you.  Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, including after all necessary calculations have been completed, there may be a delay between the expiration date of the rights offering and the time that the shares are issued.  Additionally, as a result of our common shares being thinly traded, we cannot assure you that following receipt of the common shares, the market will provide a sufficient amount of buyers to enable you to sell a portion or all of the common shares at a price equal to, above or even below the price of the stock on the date the rights offering closed.

Because we will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds.

We are conducting the rights offering primarily to ensure we are operating through a position of strength through the duration of the liquidation process to negotiate and enforce purchase agreements and defend our property rights in the Article 78 proceeding and in any other such proceeding that may arise. Such funds may also be used to complete the pursuit of entitlements on our Flowerfield and Cortlandt Manor properties, for necessary capital improvements to retain and or attract tenants in our real estate portfolio and for general working capital.  However, we may allocate the proceeds among these purposes in our discretion.  Also, there is no minimum number of shares required to complete the rights offering, and the gross and net proceeds could be considerably less than the $5,000,000 and $4,400,000, respectively, we would receive assuming full subscription. In addition, economic and financial market conditions may require us to allocate portions of the net proceeds for other purposes.  Consequently, you will be relying on the judgment of our management with regard to the use of proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner that you consider appropriate.  It is possible that the proceeds will be used in a way that does not yield a favorable, or any, return for Gyrodyne.  See “Use of Proceeds.”

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected.

Subscription rights holders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date of the rights offering.  If you are a beneficial owner of our common shares, but not a record holder, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period.  We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period.  If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received.  Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment.  We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to list the subscription rights on the Nasdaq Capital Market, any other stock exchange or the OTC Bulletin Board.  The subscription rights are only transferable by operation of law.  Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.  You must exercise the subscription rights and acquire common shares to realize any value that may be embedded in the subscription rights.

The price of our common shares is volatile and may decline before or after the subscription rights expire.

The market price of our common shares is subject to wide fluctuations in response to numerous factors, including factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce our stock price.  These factors include, among other things, developments relating to our process of seeking entitlements, developments in the Article 78 proceeding or in any other such proceeding that may arise, developments in our efforts to sell our remaining properties, actual or anticipated variations in our operating results and cash flow, the nature and content of our competitors’ earnings releases, business conditions in our markets, the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry and governmental legislation or regulation, as well as general economic and market conditions.  In addition, the stock market historically has experienced significant price and volume fluctuations.  These fluctuations are often unrelated to the operating performance of particular companies.  These broad market fluctuations may cause declines in the market price of our common shares. Additionally, as a result of our common shares being thinly traded, we cannot assure you that following receipt of the common shares, the market will provide a sufficient amount of buyers to enable you to sell a portion or all of the common shares at a price equal to, above or even below the price of the stock on the date the rights offering closed.

If you make payment of the subscription price by personal check, your check may not clear in sufficient time to enable you to purchase common shares in the rights offering.

Any personal check used to pay the subscription price in the rights offering must clear before 5:00 p.m., New York City time, on March 7, 2024, and the clearing process may require at least five business days. As a result, if you choose to use a personal check to pay the subscription price, it may not clear before 5:00 p.m., New York City time, on March 7, 2024, in which event you would not be eligible to exercise your rights.

Risks Associated with Our Strategy to Seek Entitlements and Sell Our Properties

There are risks associated with seeking to enhance the value of our remaining properties.

Our corporate strategy has involved the pursuit of entitlements on our remaining properties so that they can be sold to one or more developers with increased development flexibility and thus maximize value and distributions to our shareholders. The Company believes that the cost of doing so will be exceeded by the resulting increase in value in such properties. Our efforts to seek enhancements of such properties are subject to various risks, including the following:

●	any delay or denial of a required entitlement or permit, including zoning, land use, environmental, emissions or other related permits, would adversely impact our property enhancement plans;
●

our analysis of site context, of demographic trends, of decisions of anchor institutions and of growth opportunities generally may not result in identifying the correct high value land uses and programmatic synergies;

●	capital improvement costs and other expenses of such enhancements may be higher than projected, potentially making the project unfeasible or unprofitable;
●	we have encountered, and may continue to encounter, community opposition, including litigation to challenge approvals received from local authorities;
●	we may not have funds available or be able to obtain financing for these value-enhancement projects on favorable terms, if at all;
●	we may experience delays in the repositioning or improvement process.

For these and other reasons, we cannot assure you that we will realize growth in the value of our Flowerfield and Cortlandt Manor properties that exceeds our land entitlement costs or any at all, and as a result our ability to make distributions to our shareholders could be adversely affected.

Community opposition could adversely impact our efforts to obtain entitlements and enhance the value of our properties.

The process of seeking required entitlements, permits and approvals is sometimes delayed or prevented due to community opposition and adverse publicity from neighboring property owners, members of the general public or non-governmental organizations, or other third parties and other factors beyond our control. The Company’s efforts to seek entitlements, permits or other approvals have been the subject of protests by civic groups asserting environmental, traffic and congestion issues as well as adverse impact to the historic nature of the area. Such community opposition could lead to the denial of entitlements, permits or other approvals essential to our efforts to increase the value of our properties or to the imposition of restrictive conditions with which it is not practicable or feasible to comply and could impact our ability to enhance the value of our properties.

On March 30, 2022, the Town of Smithtown Planning Board (the “Planning Board”) unanimously granted Gyrodyne’s application for preliminary approval to divide the Flowerfield property into eight lots, subject to certain conditions (the “Flowerfield Subdivision Application”). On April 26, 2022, the Incorporated Village of Head of the Harbor and certain other parties commenced a special proceeding (the “Article 78 Proceeding”) against the Town of Smithtown and certain other parties, including the Company, seeking to annul the Planning Board’s determinations relating to the Flowerfield Subdivision Application. The Article 78 Proceeding was commenced by the filing of a petition (the “Petition”) in the Supreme Court of the State of New York, Suffolk County, pursuant to Article 78 of New York’s Civil Practice Law and Rules (“Article 78”). Specifically, the Petition seeks to annul the Planning Board’s (i) approval of a findings statement, pursuant to the SEQRA, dated September 16, 2021, and adopted by the Planning Board on March 30, 2022, concerning the Flowerfield Subdivision Application, and (ii) preliminary approval on March 30, 2022 of the Flowerfield Subdivision Application. The arguments made in the Petition are substantially similar to those made by opponents of the Flowerfield Subdivision Application during the SEQRA and subdivision process. Challenging a government decision in an Article 78 proceeding can lead to delay in implementation of the government action, whether or not the suit is successful, and the government sometimes agrees to delay implementation until legal challenges are resolved.

The Company and the Town of Smithtown are vigorously defending the Planning Board’s determinations against the Petition. In June 2022, Gyrodyne and the Town of Smithtown filed motions to dismiss the Petition. During the third quarter of 2023, the Article 78 Proceeding was re-assigned to a different judge for the second time. Our motion to dismiss has yet to be decided. Even if Gyrodyne were to prevail in its motion to dismiss, however, the petitioners are likely to appeal. Although the posting of a bond is not generally a requirement for filing an appeal, the petitioners would likely be required to post a bond (in an amount to be determined by the court) if the petitioners were to seek a judicial stay pending appeal. Given the likelihood of appeal and the impact the pandemic has had on the court system, Gyrodyne now believes that the process of negotiating purchase agreements, securing final subdivision approval and final unappealable site plan approval and consummating the sale of our properties will extend to year-end 2025. There can be no assurance that Gyrodyne and the Town of Smithtown will be successful in the defense of the Planning Board’s determinations against the Petition or that other factors beyond our control will not necessitate a further extension of the timeline.

We cannot assure you of the exact timing and amount of any further distributions to our shareholders.

Our estimate of net assets as of September 30, 2023 is $30.03 million or $20.25 per common share. These estimated amounts are based on a number of assumptions and factors outside of our control. The process of securing entitlements and then selling our real property assets in an orderly manner designed to obtain the best value reasonably available for such assets may fail to create value or may result in lower than expected value and proceeds, or no proceeds, for distribution to our shareholders. The actual nature, amount and timing of all distributions will be determined by Gyrodyne in our sole discretion, and will depend on, and could be delayed by, among other things, delays in securing entitlements and in subsequent sales of our real estate assets, the Article 78 proceeding and any other such proceeding that may arise, claim settlements with creditors, resolution of any other outstanding litigation matters, payment of incentive bonuses to those employees who are vested under the Company’s retention bonus plan and unanticipated or greater-than-expected expenses. Even assuming we are successful in securing entitlements on our properties, the precise nature, amount and timing of any future distributions to our shareholders will depend on and could be delayed by a number of factors including:

●	the Article 78 proceeding against the Company and any other litigation that may develop in connection with our efforts to enhance the value of and sell our properties;
●	delays in securing final regulatory approvals caused by the ongoing backlog of land use applications, government labor shortages and the pandemic
●	longer than anticipated hold periods of our assets;
●	competition from other properties;
●	fluctuations in interest rates;
●	reduced availability of financing;
●	the cyclical nature of the real estate industry and possible oversupply of, or reduced demand for, properties in the markets in which our properties are located;
●	the attractiveness of our properties to tenants and purchasers;
●	changes in market rental rates and our ability to rent space on favorable terms;
●	the financial condition of our tenants including their becoming insolvent and bankrupt;
●	increases in maintenance, insurance and operating costs;
●	lingering effects of the COVID-19 pandemic and the trend toward work-from-home;
●

unforeseen costs including those relating to any changes to applicable federal, state and local regulations, zoning and tax laws and potential liability under environmental and other laws affecting real estate values; and earthquakes, floods, pandemics and other natural disasters or acts of God that may result in uninsured losses.

As a result, we cannot determine with certainty the amount or timing of distributions to our shareholders.

If we are unable to find buyers for our properties at our expected sales prices, distributions may be delayed or reduced.

As of January 31, 2024, neither of our two remaining properties or any parcels therein were subject to binding sale agreements providing for their sale. In calculating our estimated net assets, we assume that we will be able to find buyers for all our properties at our estimated amounts. However, we may have overestimated the sales prices that we will be able to obtain for these properties or underestimated the costs associated with such sales. For example, in order to find buyers in a timely manner, we may be required to lower our asking price below the low end of our current estimate of a property’s market value.  If we are not able to find buyers for these properties in a reasonably timely manner or if we have overestimated the sales prices we will receive, distributions payable to holders of our common shares would be delayed or reduced. Furthermore, our estimated net assets are based on current market conditions, but real estate market values are constantly changing and tend to fluctuate with changes in interest rates, supply and demand dynamics, occupancy percentages, lease rates, the availability of suitable buyers, the perceived quality and dependability of income flows from tenancies and a number of other factors, both local and national. Furthermore, the real estate market continues to be adversely affected by the lingering effects of the COVID-19 pandemic and the trend toward work-from-home, which could further negatively impact the timing of sales and the resulting value of our real estate. In addition, transactional fees and expenses, environmental contamination at our properties or unknown liabilities, if any, may adversely impact the net proceeds from those properties.

Distributions to shareholders may be delayed or reduced as a result of sale agreement provisions that allow purchasers to terminate agreements and/or as a result of purchaser defaults.

Purchase and sale agreements that we have entered into with respect to properties we previously sold contained standard provisions that gave the purchaser the right to terminate the agreement, for any reason or no reason, prior to the expiration of an evaluation period, and receive a refund of earnest money deposits, and it can be anticipated that agreements for future property sales may have similar provisions. The consummation of property sales for which we will enter into sale agreements in the future will also be subject to satisfaction of standard closing conditions. If any property sale contemplated by future sale agreements does not close because a purchaser exercises its termination right or defaults, or because of a failure of a closing condition or for any other reason, we will need to identify a new buyer for the property, which we may be unable to do promptly or at a price or on terms that are as favorable as contained in the original sale agreement. Many of the costs incurred due to a sale that fails to close are sunk costs with no future value and we will also incur additional costs involved in negotiating a new sale agreement for such property. These additional costs are not included in our projections. In the event that we incur these additional costs, distributions to our shareholders would be delayed or reduced.

Illiquidity of real estate and lack of diversification may make it difficult for us to sell properties or achieve satisfactory returns in one or more properties within projected timelines.

Our assets consist substantially of real properties which are relatively illiquid assets. We may encounter difficulty in disposing of properties when tenants vacate either at the expiration of the applicable lease or otherwise. When we decide to sell a particular property, our ability to do so and the prices we receive on their sale may be affected by many factors, including the number of potential buyers, the number of competing properties on the market and other market conditions, as well as whether the property is leased and if it is leased, the terms of the lease. As a result, we may be unable to sell our properties for an extended period of time at the values disclosed in our Consolidated Statement of Net Assets, which would lead to a reduction in value and or a delay in our anticipated timeline for distributions. We expect to complete our process of pre-development enhancement and subsequent sale of all our properties by year-end 2025. However, the illiquid nature of real estate and the short timeframe that we have chosen to complete pre-development value enhancement and subsequent sale of assets could adversely impact the prospects for achieving our value enhancement and sale objectives and may ultimately result in an extension of the timeline and or additional costs for achieving our pre-development property value enhancement and asset sale objectives.

If our land entitlement and liquidation costs or unpaid liabilities are greater than we expect, our distributions to our shareholders may be delayed or reduced.

In order to obtain certain entitlements, permits and approvals, we may be required to prepare and present additional data to governmental authorities pertaining to the potential adverse impact that any proposed activities may have on the environment or on traffic patterns, individually or in the aggregate. Certain approval procedures may require preparation of additional studies to assess the environmental impact of new sites or the expansion of existing sites. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a site.

The liquidation basis of accounting requires us to estimate all costs associated with implementing and completing a plan of liquidation. We estimate that as of September 30, 2023, our estimated costs in excess of estimated receipts during liquidation on a proforma, as adjusted, basis which includes but is not limited to the costs associated with the sale of real estate, payments made under the retention bonus plan and liquidating costs would be $9,878,946. The total amount of land entitlement costs, transaction fees and all operating and administrative costs in the liquidation is not yet known and, therefore, we have used estimates of these costs in calculating the amounts of our projected distributions to our shareholders. To the extent that we have underestimated these costs in calculating our projections or we incur unforeseen additional costs, our actual distributions may be lower than our estimated net assets. In addition, if the claims of our creditors are greater than we have anticipated, or we decide to acquire one or more insurance policies covering unknown or contingent claims against us, our distributions may be delayed or reduced. Further, if a reserve fund is established, payment of distributions to our holders of common shares may be delayed or reduced.

Stipulation of Settlement prohibits us from selling our remaining properties at prices below December 2014 appraised values.

On August 14, 2015, the Company entered a Stipulation of Settlement (the "Stipulation") providing for the settlement of a putative class action lawsuit against the Company and certain related parties.  Under the Stipulation, Gyrodyne agreed that it would only sell its properties in arm's-length transactions at prices at or above their appraised values as of 2014.

As of January 31, 2024, the aggregate appraised value of our remaining unsold properties exceeded the 2014 aggregate appraised value for such properties.

The requirement in the Stipulation that the Company sell its remaining properties at prices above the December 2014 appraised values could limit the options available to the Company. We believe it is in the best interests of the shareholders that the Company pursue certain pre-development enhancements to its remaining properties prior to seeking their ultimate disposition to a developer or other purchaser because we believe doing so will result in greater development flexibility and higher estimated distributions as compared with selling the properties with their current zoning and entitlements. Nevertheless, the Company may also entertain offers from potential buyers who may be willing to pay prices for the properties in their current entitlement and zoning status that the Company finds more attractive from a timing or value perspective than might be achievable through completing an entitlement process. If the Company receives an offer prior to the completion of the entitlement process that it believes is in the best interests of the shareholders, it may nevertheless be prevented from consummating such transaction because of the price floor set in the Stipulation. In addition, a severe downturn in the general economy or in the real estate market, or other negative factors beyond our control, may drive down the values of commercial real estate properties, or otherwise result in the values of our remaining properties being reduced to levels below the 2014 appraised values, in which case we may be prohibited under the Stipulation from selling such properties. Such limitation on the options available to the Company may make it more difficult to accomplish our stated objective of completing the process of seeking entitlements and selling assets by year-end 2025.

Furthermore, the Stipulation’s price floor provision does not factor in land entitlement costs that may be incurred in enhancing the value of any particular property. The Company intends only to engage in value enhancement efforts and incur land entitlement costs if it reasonably believes that property values will increase more than the amount of such costs. The Stipulation’s price floor provision may nevertheless create a perverse incentive for the Company to incur certain land entitlement costs to increase the value of a property beyond its stipulated price floor even if the land entitlement costs incurred exceed the amount of the increase.

Risks Relating to our Business and our Company Generally

Our current real estate portfolio consists of two properties, and such concentration risk subjects us to an increased risk of significant loss if either property declines in value.

We own and manage two real estate properties, Flowerfield and Cortlandt Manor. A significant decline in the value of either property would materially adversely affect our financial position, including our ability to make distributions to our shareholders. The lack of diversification also increases the potential that the underperformance of either property could have a material adverse effect on our cash flows and the price we could realize from the sale of our properties. Any adverse change in the financial condition of any of our major tenants would also subject us to a significant risk of loss.

In addition, failure by any our tenants to comply with the terms of its lease agreement with us could require us to find another lessee for the applicable space. We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing that space. Furthermore, we cannot assure you that we will be able to re-lease that space for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the applicable property at a loss. The result of any of the foregoing risks could materially and adversely affect our business, financial condition and ability to make distributions to our shareholders.

General real estate investment risks may adversely affect property income and values.

Real estate ownership is subject to a variety of risks. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease the value of our properties and the cash available for distributions to our shareholders. These events include the following:

●	oversupply or reduction in demand in our markets;

●	adverse changes in financial conditions of tenants and prospective buyers of our properties;

●	vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

●	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

●	Pandemics, civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;

●	decreases in the underlying value of our real estate;

●	changes in traffic patterns.

We are subject to risks associated with proxy contests and other actions of activist shareholders.

Publicly traded companies have increasingly become subject to campaigns by activist investors advocating corporate actions such as governance changes, financial restructurings, sales of assets and changes to executive and director compensation.

The Company received a notice dated April 25, 2023 (the “Nomination Notice”) from Star Equity Fund, LP (“Star Equity”) of its intent to nominate a slate of two candidates for election as directors at the 2023 annual meeting of shareholders (“Annual Meeting”). On August 11, 2023, Star Equity submitted a shareholder proposal to the Company pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Shareholder Proposal”). On September 5, 2023, the Company entered into a letter agreement (“Cooperation Agreement”) with Star Equity, pursuant to which Star Equity agreed to irrevocably withdraw both the Nomination Notice and the Shareholder Proposal. Pursuant to the Cooperation Agreement, the Company agreed to adopt, and submit for shareholder approval at the Annual Meeting, a new stock incentive plan (the “Stock Plan”) for directors who participated in the Company’s retention bonus plan (the “Bonus Plan”), pursuant to which such director participants would exchange their benefits under the Bonus Plan for 91,628 shares under the Stock Plan, if the Stock Plan would be approved by the shareholders. The shareholders approved the Stock Plan at the Annual Meeting. Under the Stock Plan, shares are not transferable unless and until a liquidating distribution is made to all shareholders. Additionally, the Company agreed not to increase director compensation fees.

The Cooperation Agreement also obligated Star Equity to vote all Company shares beneficially owned by it at the Annual Meeting in accordance with the Board’s recommendations. Star Equity will also vote in accordance with the Board’s recommendations at any special meeting of shareholders occurring before the date that is thirty days prior to the opening of the window for submission of shareholder nominations for the Company’s 2024 annual meeting of shareholders (the “Termination Date”), except that Star Equity may vote (i) in its discretion on any proposal regarding certain extraordinary transactions, and (ii) in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) to the extent the recommendation of ISS differs from the Board’s recommendation on any matter presented to shareholders.

The Cooperation Agreement also prevents Star Equity until the Termination Date from, among other things, (i) nominating any person for election or submitting any shareholder proposal for consideration at any meeting of shareholders of the Company at which directors are to be elected, (ii) soliciting proxies or (iii) taking actions to change or influence the Board, management or the direction of certain Company matters. Until the Termination Date, the Company and Star Equity have also agreed not to disparage each other.

Through September 30, 2023, the cumulative cost to the Company of responding to and resolving the foregoing shareholder activist campaign, including changes to our incentive compensation arrangements, was approximately $1,200,000. We are working with insurance coverage counsel to pursue coverage under our existing directors and officers insurance policy for amounts in excess of the $500,000 insurance deductible under the policy.

A proxy contest or related activities on the part of activist shareholders, including, among others, Star Equity, could adversely affect our business for a number of reasons, including, without limitation, the following:

●

Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting our operations and diverting the attention of our Board of Directors (the “Board”), management and employees, and could adversely impact the Company’s ability to achieve timely or at all our strategic objective of positioning our properties so they can be sold at higher values resulting in maximum distributions to all of our shareholders;

●	Perceived uncertainties as to our future direction may result in the loss or compromise of potential opportunities to liquidate our properties for maximum value;
●	A successful proxy contest could result in a change of control of our Board, and such an event could subject us to certain contractual obligations under certain material agreements;
●

If nominees advanced by activist shareholders are elected or appointed to our Board with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plan to position our properties for sale at values that will maximize distributions to all of our shareholders; and

●	Proxy contests may cause our stock price to experience periods of volatility.

Our executive officers may have interests that are different from, or in addition to, those of our shareholders generally.

Our executive officers may have interests that may be in addition to, or different from, your interests as a shareholder. In connection with a liquidation of the Company, our executive officers will be entitled to receive severance benefits and other payments for health insurance. The Company also has a retention bonus plan for the benefit of officers and employees of Gyrodyne. The plan is designed to recognize the nature and scope of the responsibilities of our directors, executives and employees related to the Company’s strategic plan to enhance our property values, liquidate and dissolve, to reward and incent performance in connection therewith, to align the interests of executives and employees with our shareholders and to retain such persons for the duration of the strategic plan. The Plan provides for a bonus pool funded with an amount equal to 4.12% on up to $50,985,000 of net proceeds (net of commissions), and 6.72% for incremental net sales above $50,985,000. As the funding for the plan will reduce the amounts otherwise available to shareholders, a conflict of interest between our shareholders and the beneficiaries of the plan could be deemed to exist.

Provisions of our Amended and Restated Limited Liability Company Agreement, including its classified board and 20% ownership limitation, could adversely affect our shareholders by making it more difficult for a third party to acquire the Company.

Our Amended and Restated Limited Liability Company Agreement contains certain provisions that may have the effect of making more difficult, delaying or deterring attempts by others to obtain control of the Company, even when these attempts may be in the best interests of our shareholders. These include provisions on maintaining a classified board, limiting members’ powers to remove directors and an ownership limitation that prohibits members from holding shares representing in excess of 20% of the outstanding shares at any time. These provisions and others that could be adopted in the future may have the effect of discouraging unsolicited takeover proposals and therefore may delay or prevent a change of control not approved by our board or may delay or prevent changes in the Company’s control or management, including transactions in which holders of Gyrodyne shares might otherwise receive a premium for their shares over then current market prices.

Our retention bonus plan and chief executive officer’s employment agreement may make a change of control of our company and/or an acquisition of our assets more costly to the Company.

Our retention bonus plan was intended to recognize the nature and scope of the responsibilities related to the Company’s strategic plan, to reward and incent performance in connection therewith, to align the interests of executives and employees with our shareholders and to retain such persons for the duration of our strategic plan. The funding for the retention bonus plan will reduce the amounts otherwise payable to holders of our common shares.

Our employment agreement with our chief executive officer provides for a bonus equal to $125,000 payable if the executive is employed by Gyrodyne on the effective date of a change-in-control.  Under such agreement, a change-in-control means the first to occur of a change in ownership, in effective control or in the ownership of a substantial portion of the assets of Gyrodyne, as each such term is defined under Section 409A of the Internal Revenue Code of 1986, as amended, and its corresponding regulations. In addition, the agreement provides that if the executive is terminated without cause (as defined in the employment agreement), the executive is entitled to a payment equal to the change-in-control bonus ($125,000) and, if the executive signs a separation agreement in reasonable and customary form provided by, and acceptable to, Gyrodyne, severance pay equal to base salary for six months from the date of termination.

We may not be able to deduct for tax purposes as an operating expense all or any portion of the above amounts paid to the executives.

The foregoing provisions may make a change of control of Gyrodyne or any sale of a substantial portion of our assets, even if it is in the best interests of our shareholders, more costly to the Company and may reduce the amounts our shareholders would receive in any such transaction.

If our common shares were delisted from Nasdaq, shareholders may find it more difficult to dispose of their shares.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements, the minimum share price requirement or failure to be timely with our SEC filings, Nasdaq may take steps to delist our common shares. If our common shares were to be delisted from Nasdaq, trading of our common shares most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the OTC Bulletin Board or OTC Pink. Such trading will reduce the market liquidity of our common shares. As a result, an investor would find it more difficult to dispose, or obtain accurate quotations for the price, of our common shares.

We may not be able to settle all of our obligations to creditors at the amount we have estimated.

We currently have and may incur obligations in the future to creditors. Our estimated distributions to shareholders take into account all of our known obligations and our best estimate of the amount reasonably required to satisfy such obligations. As part of the wind-down process, we will attempt to settle those obligations with our creditors. We cannot assure you that we will be able to settle all of these obligations for the amount we have estimated for the purpose of calculating the likely distribution to shareholders. If we are unable to reach an agreement with a creditor relating to an obligation, that creditor may bring a lawsuit against us. Amounts required to settle obligations or defend lawsuits in excess of the amounts estimated by us will reduce the amount of remaining proceeds available for distribution to shareholders.

Our shareholders may be liable to our creditors for an amount up to the amount distributed by us if our reserves for payments to creditors are inadequate.

Gyrodyne intends to dissolve after we complete the disposition of our properties, apply the proceeds of such dispositions first to settle any debts and claims, and then make distributions to our shareholders. Upon dissolution, we may establish a contingency reserve designed to satisfy any additional claims and obligations that may arise. Any contingency reserve may not be adequate to cover all of our claims and obligations. In the event our shareholders receive distributions from the Company and there are not left sufficient funds to pay any creditors who seek payment of claims against us, shareholders could be held liable for payments made to them and could be required to return all or a part of distributions made to them. Moreover, if a shareholder has paid taxes on amounts previously received, a repayment of all or a portion of such amounts received could result in a situation in which such repayment does not result in a commensurate refund of such taxes paid.

USE OF PROCEEDS

Assuming the sale of the full 625,000 shares in the rights offering, we estimate that the aggregate net proceeds from the offering, after deducting estimated offering expenses of approximately $600,000, will be approximately $4,400,000.

We intend to use the net proceeds received from the rights offering to supplement our cash on hand to ensure we are operating from a position of strength through the duration of the liquidation process to negotiate and enforce purchase agreements and defend our property rights in the Article 78 proceeding and in any other such proceeding that may arise. We also intend to use a portion of net proceeds on outstanding legal fees that were incurred in opposing an activist shareholder campaign to elect directors and effect policy changes the board believed would not maximize value and would not be in the best interests of our shareholders. See, “Risk Factors” - We are subject to risks associated with proxy contests and other actions of activist shareholders”. Offering proceeds may also be used to complete the pursuit of entitlements on our Flowerfield and Cortlandt Manor properties, for necessary capital improvements in our real estate portfolio and for general working capital.

We intend to use the net proceeds from this rights offering to supplement the cash on hand to meet the following obligations in order of priority, assuming the rights offering is fully subscribed. Because there is no minimum number of shares that must be sold in the rights offering, we can provide no assurance regarding the amount of proceeds we will actually raise. If the rights offering is not fully subscribed, proceeds of the offering will be allocated in order of priority to the extent available.

Priority	Use of Proceeds	Approximate Amount

1	Property purchase agreement negotiation and enforcement	$537,800
2	Legal fees and expenses relating to Article 78 proceeding	$300,000
3	Complete entitlement process for Flowerfield and Cortlandt Manor properties	$1,078,000
4	Necessary capital improvements in our real estate portfolio	$300,000
5	Any unused balance allocated for general working capital (including progress payments on certain liabilities)	$2,184,200

This expected use of the net proceeds from this rights offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this rights offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our efforts to secure entitlements and sell our properties, legal fees and expenses incurred in the Article 78 proceeding and in our opposition to the activist campaign and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

CAPITALIZATION

The Company reports on the Liquidation Basis of Accounting which reports the Net Assets in Liquidation in lieu of Tangible Book Value, Equity or Capital. The following table shows our Net Assets in Liquidation, as of September 30, 2023 on a historical basis and pro forma to reflect the sale of 625,000 of our common shares, assuming all subscription rights are exercised at the subscription price of $8.00 per share and the receipt of the net proceeds from the rights offering of $4,400,000 after deducting estimated offering expenses in the amount of $600,000.

The pro forma as adjusted information reflects the issuance on November 14, 2023 of 91,628 restricted shares in the aggregate to certain directors in exchange for their respective benefits in the Retention Bonus Plan, estimated at $2,702,285, but does not reflect the proceeds of the mortgage loan which closed on December 27, 2023 and is described below.

The pro forma and proforma as adjusted information is being presented for illustrative purposes. You should consider this table in conjunction with "Use of Proceeds" above as well as our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

As of September 30, 2023 (unaudited)
	Actual	Pro Forma	Pro Forma, as adjusted
Cash[1]	$2,675,653	$7,186,076	$7,186,076
Total assets	$56,442,430	$60,952,853	$60,952,853

Liabilities
Estimated liquidation and operating costs net of estimated receipts	$12,581,231	$12,581,231	$9,878,946
Total liabilities	$26,413,893	$26,413,893	$23,711,608

Net assets in liquidation	$30,028,537	$34,538,960	$37,241,245

(1)

Rights offering cash proceeds assume the sale of the full 625,000 common shares that are being offered in the rights offering, a subscription price of $8.00 per share and the deduction of anticipated offering expenses of $600,000.

In light of the pending Article 78 Proceeding, and given the likelihood of appeal and the impact the pandemic has had on the court system, Gyrodyne now believes that the process of negotiating purchase agreements, securing final subdivision approval and final unappealable site plan approval and consummating the sale of our properties will extend to year-end 2025. The Company estimates that this extension of the timeline from year-end 2024 will result in a reduction of approximately $1.58 million in net assets in liquidation.

The Company’s estimated but unaudited updated value for real estate held for sale as of December 31, 2023 is forecasted to be $53,780,000, an increase of $110,000 from the value reported in the quarter ended September 30, 2023 of $53,670,000. In addition, the Company’s estimated but unaudited net assets in liquidation as of December 31, 2023 is forecasted to be $35,456,619 or $16.12 per share (after factoring in the above-referenced updated real estate values, the extended timeline, and interest expense in connection with the new $1.5 million mortgage loan (see below), and assuming the rights offering is fully subscribed).

We can provide no assurances regarding the foregoing unaudited estimates of updated value for real estate held for sale and net assets in liquidation, each as of December 31, 2023. We urge you to read carefully the section titled “Risk Factors” beginning on page 12 of this prospectus and the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023. We expect to file our Annual Report on Form 10-K for the year ended December 31, 2023 on or before March 30, 2024.

Term Mortgage Loan

On December 27, 2023, the Company, through its subsidiaries GSD Cortlandt, LLC (“GSD Cortlandt”) and Buttonwood Acquisition, LLC (“Buttonwood”), secured a term mortgage loan (the “Mortgage Loan”) in the principal amount of $1,500,000 with LLYR Resources, LLC. The net proceeds of the Mortgage Loan will be used for general working capital. The Mortgage Loan is unconditionally and irrevocably guaranteed by the Company. The term of the Mortgage Loan is two years. Until the maturity date, the Mortgage Loan bears interest at a floating interest rate of 1.5% per annum in excess of the Wall Street Prime Rate, with such interest payable monthly, which may be prepaid, in whole or in part, at any time, without payment of a prepayment fee.

The Mortgage Loan is secured by a first mortgage in the amount of $1,500,000 on the interests of GSD Cortlandt in 1989 Crompond Road and 1987 Crompond Road in Cortlandt Manor, New York, and the interests of Buttonwood in 206 Buttonwood Avenue and certain vacant land off of Buttonwood Road in Cortlandt Manor, New York.

The Mortgage Loan closed on December 27, 2023 and is not reflected in the pro forma and proforma as adjusted information as of September 30, 2023 presented above.

DILUTION

Item 506 of Regulation S-K requires certain issuers to disclose the amount of immediate dilution from the public offering price which will be absorbed by purchasers of the shares being offered as measured by the increase in net tangible book value per share resulting from the cash paid by such purchasers for the shares being purchased in the offering. The Company reports on the liquidation basis of accounting which reports the net assets in liquidation in lieu of tangible book value, equity or capital which are accounting metrics that do not exist in liquidation basis accounting. Accordingly, the Company is providing the following information in lieu of the net tangible book value per share information required under Item 506.

Purchasers of our common shares in the rights offering (along with all other shareholders) will experience an immediate dilution of the net assets in liquidation per share of our common shares. Our historical net assets in liquidation as of September 30, 2023 was $30,028,537 or $20.25 per share of our common shares. Net assets in liquidation per share is equal to the fair value of the total assets less our total liabilities (including the estimated costs in excess of receipts to complete the liquidation by the end of 2024), divided by the number of common shares outstanding. Dilution per share equals the difference between the amount per share paid by purchasers of common shares in the Rights Offering and the net liquidation value per share of our common shares immediately after the rights offering. Our pro forma net assets in liquidation as of September 30, 2023 was $34.5 million, or $16.39 per share, based on the total number of our common shares outstanding as of September 30, 2023. Our pro forma as adjusted net assets in liquidation as of September 30, 2023 was $37.2 million, or $16.93 per share, based on the pro forma total number of shares of our common shares outstanding as of September 30, 2023 as adjusted for the issuance on November 14, 2023 of 91,628 restricted shares in the aggregate to certain directors in exchange for their respective benefits in the Retention Bonus Plan, estimated at $2,702,285.

Based on the sale by us in this rights offering of a maximum of 625,000 shares at the subscription price of $8.00 per share, and after deducting estimated offering expenses payable by us of approximately $600,000, our pro forma as adjusted net assets in liquidation value as of September 30, 2023 would have been approximately $37.2 million, or $16.93 per share. The percentage of the Company’s outstanding shares held by shareholders who exercise their basic subscription privilege in full but do not exercise their oversubscription privilege will remain unaffected by the rights offering excluding the impact of the cost of the offering ($600,000 or $0.27/share) assuming 625,000 shares are issued). There is an immediate decrease in ownership interest to shareholders who do not participate in the rights offering of 28%.

The following table illustrates this per share dilution on a proforma, as adjusted basis, on the assumptions and after giving effect to the adjustments described above:

	Pro Forma third quarter ended 9/30/23, as adjusted (assuming liquidation in 2024)	Pro Forma forecasted year-end 12/31/23, as adjusted (assuming liquidation in 2025)[1]
Subscription Price	$8.00	$8.00
Net asset value per share	$20.25	-
Net asset value per share adjusted for the Restricted Stock issued on November 14, 2023	$20.79	$20.79
Pro Forma as adjusted net asset value per share	$16.93	$16.12
Decrease in net asset value per share	$3.86	$4.67
Dilution in net asset value per share per share and aggregate net asset value allocable to shareholders who do not participate in the rights offering	18.5%	22.46%
Dilution in aggregate net asset value allocable to shareholders who participate but do not oversubscribe	1.3%	1.3%
Increase in aggregate net asset value allocable to the oversubscribed shareholders	18.5%	22.46%
Unrealized gain (accretive value) based on the proforma as adjusted net asset value per share ($16.93; $16.12) associated with each oversubscribed common share (purchase price $8/share)	$8.93 or 111.6%	$8.12 or 101.5%

(1) The Company’s estimated but unaudited net assets in liquidation as of December 31, 2023 is forecasted to be $35,456,619 or $16.12 per share (after factoring in the updated real estate values and the extended timeline to year-end 2025 referenced above under “Capitalization”, as well as interest expense in connection with the new $1.5 million mortgage loan, and assuming the rights offering is fully subscribed).

For further information regarding dilution, see “Risks Related to the Rights Offering - If we consummate the rights offering and you do not fully exercise your basic subscription privilege, your interest in us will be diluted. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common shares, then you would experience an immediate dilution of the aggregate fair value of your shares, which could be substantial”.

STOCK MARKET AND DIVIDEND INFORMATION

Market Information

Our common shares are listed and traded on the Nasdaq Capital Market under the symbol “GYRO.”

Holders of Record

On January 31, 2024, the most recent practicable date before the date of this prospectus, we had approximately 268 holders of record of our common shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose common shares may be held in trust or by other entities.

Dividends

We have not paid any dividends other than the following special dividends/distributions:

Date	Type	Amount

June 15, 2016	Special Distribution	$9.25 per share
September 15, 2016	Special Distribution	$1.50 per share
July 7, 2017	Special Distribution	$1.00 per share

We have a history of operating losses and we anticipate operating losses in the future. There can be no guarantee that we will have income to distribute other than proceeds from the sale of properties or of the Company, and we may not make any dividends or distributions in the future other than distributions of proceeds on the sale of the Company or any of our assets.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common shares on the record date.  If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to “— Notice to Brokers and Nominees” below.

Before deciding whether to exercise your subscription rights, you should carefully read this prospectus, including the information set forth under the heading “Risk Factors”.

Reasons for the Rights Offering

Our corporate strategy is to pursue entitlement opportunities intended to increase the values of our two remaining properties so that they can be sold to one or more developers at higher prices than under current entitlements and maximize distributions. Gyrodyne intends to dissolve after it completes the disposition of its properties, applies the proceeds of such dispositions first to settle any debts and claims, and then makes distributions to our shareholders. The expenses associated with pursuing land entitlements, as well as the costs and expenses from operations, including salaries, real estate taxes, payroll and local taxes, legal, accounting and consulting fees and miscellaneous office expenses, will continue to be incurred during our process of seeking entitlements and selling assets. In addition, we have incurred, and expect to continue to incur, significant legal fees necessary to defend ourselves in an Article 78 proceeding challenging the granting of preliminary approval of the subdivision of our Flowerfield property. We also incurred significant legal fees opposing an activist shareholder campaign to elect directors and effect policy changes the board believed would not maximize value and would not be in the best interests of our shareholders. See, “Risk Factors” - We are subject to risks associated with proxy contests and other actions of activist shareholders”. No assurances can be given that available cash (including amounts available under our credit facilities) will be adequate to provide for our entitlement efforts, the defense of the Article 78 lawsuit and the outstanding amounts owed relating to the defense against the activist shareholder campaign and ongoing operations. Accordingly, the Company believes it is prudent to secure additional funding to ensure we are operating from a position of strength through the duration of the liquidation process to negotiate and enforce purchase agreements, defend our property rights in the Article 78 proceeding (and in any other such proceeding that may arise).

Given our need for additional capital, our board of directors, management and financial advisors devoted significant time and effort into exploring the Company’s strategic alternatives, including various alternative financing transactions. The Company has determined that the terms of the rights offering are more advantageous to the Company than other available forms of financing.

We have also determined to secure the additional needed funding through a rights offering because it provides our shareholders the opportunity to participate in an offering of our shares on a pro rata basis that minimizes the dilution of their ownership interest in the Company. The proceeds of the rights offering will provide Gyrodyne with needed liquidity as we pursue an orderly liquidation of our properties and defend Gyrodyne in the Article 78 proceeding (and any similar proceedings that may arise in the process).

The Subscription Rights

We are distributing to holders of our common shares as of 5:00 p.m., New York City time, on January 29, 2024, which is the record date for this rights offering, at no charge, non-transferable subscription rights to purchase common shares.  You will receive one subscription right (rounded to the nearest whole number, with halves rounded down) for every five common shares you owned as of 5:00 p.m., New York City time, on the record date.  The subscription rights will be evidenced by subscription rights certificates.  Subscription rights may be exercised at any time during the subscription period, which commences on February 6, 2024, through the expiration date for the rights offering, which is 5:00 p.m., New York City time, on March 7, 2024.  We are not requiring an overall minimum subscription to complete the rights offering. We have the option to extend the rights offering for a period not to exceed 30 days, although we do not presently intend to do so.  You are not required to exercise any of your subscription rights.  Any fractional rights resulting from the allocation process specified below will be rounded to the nearest whole number, with halves rounded down.

Basic Subscription Privilege

With your basic subscription privilege, for each subscription right, you may purchase two common shares.  You will need to deliver the required documents and payment of the subscription price of $8.00 per full share, prior to the expiration of the rights offering.  You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.  However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares pursuant to your over-subscription privilege.

Over-Subscription Privilege

If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to purchase shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege, subject to the availability and pro rata allocation of shares among persons exercising this over-subscription right.  The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full.  To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity.  For example, if you are granted subscription rights for common shares that you own individually and common shares that you own jointly with your spouse, you may exercise your over-subscription privilege with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually-owned subscription rights.  You will not, however, be able to exercise the over-subscription privilege you own collectively with your spouse unless the basic subscription privilege collectively owned by you and your spouse is fully exercised.  You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as to common shares that you hold in that capacity.  You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

If sufficient common shares are available, we will seek to honor your over-subscription request in full.  If, however, over-subscription requests exceed the number of common shares that remain available for sale in the rights offering, we will allocate the available common shares pro rata among each shareholder properly exercising the over-subscription privilege.  “Pro rata” means in proportion to the number of common shares that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering.  Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of common shares available to you, assuming that no shareholder other than you has purchased any common shares pursuant to their basic subscription privilege and over-subscription privilege.

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering.  We will not be able to satisfy your exercise of the over-subscription privilege if all of our shareholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent sufficient common shares are available following the exercise of subscription rights under the basic subscription privileges.

●

To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

●

To the extent the shareholders properly exercise their over-subscription privileges for an aggregate amount of shares that is less than the number of the unsubscribed shares, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

We will issue shares purchased in the rights offering as soon as practicable after the expiration of the rights offering. All shares that are purchased in the rights offering will be issued in uncertificated book-entry form, meaning that you will receive a direct registration account statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you hold your shares in the name of a bank, broker, dealer or other nominee, DTC will credit your nominee with the securities you purchased in the rights offering.

If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those common shares that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

Limitations on Subscription

If the over-subscription requests cause the aggregate subscription requests to exceed the number of shares available, we will allocate the available common shares pro rata among the shareholders that properly exercise such privilege in proportion to the total number of shares requested by shareholders in the over-subscription privilege.

In no event may a shareholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the shareholder owning 20% or more of our issued and outstanding common shares. Under our Amended and Restated Limited Liability Company Agreement, if any shareholder’s percentage interest at any time is greater than 20% for any reason whatsoever, the common shares resulting in such an increase over the cap will be transferred by such shareholder to an irrevocable trust formed and administered by the Company, the beneficiary of which will be such shareholder. The excess shares that are transferred to the trust will have no voting rights and will be disregarded in computing any required votes. At the end of each fiscal quarter, or at such other earlier date as determined by the Board, the Company, on behalf of the trust, will have the option to purchase the shares held in the trust from the trust at a price determined by an independent appraiser selected by the Board or to offer such shares to third parties.

Other than the 20% ownership limitation and any pro rata allocations described above that may be made based on the aggregate shares available for over-subscription privileges, there is no limit on the number of available shares that may be purchased pursuant to the exercise of the over-subscription privilege.

Subscription Price

Our board of directors determined the terms of the rights offering, including the subscription price. We cannot assure you that the market price for our common shares during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the common shares purchased in the rights offering at a price equal to or greater than the subscription price. In determining the subscription price, our board of directors considered a number of factors, including:

●	subscription price discounts in similar rights offerings;
●

our need for additional capital, liquidity and financial flexibility to carry out our strategy to secure entitlements on our properties, and to defend the Company in the Article 78 proceeding, in the best interests of our shareholders;

●	alternatives available for raising capital;
●

the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription privilege;

●	historical and current trading prices for our common shares; and
●	current economic and financial market conditions.

The subscription price was established by our board of directors at a price of $8.00 per share.  We retained the investment banking firm of Coady Diemar Partners to provide financial advisory services to us in connection with the rights offering, including on the issue of the subscription price. The subscription price is not related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common shares at the time the rights offering was approved by our board of directors or during the rights offering period.  We cannot assure you that the trading price of our common shares will not decline during or after the rights offering.

We also cannot assure you that you will be able to sell common shares purchased during the rights offering at a price equal to or greater than the subscription price.  We urge you to obtain a current quote for our common shares before exercising your subscription rights.  We do not intend to change the subscription price in response to changes in the trading price of our common shares prior to the closing of the rights offering.  We are thinly traded, which could indicate that the price paid for our common shares is not indicative of either its short term or long term value.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., New York City time, on March 7, 2024, unless we extend the subscription period.  We may extend the expiration of the rights offering for a period not to exceed 30 days by giving oral or written notice to the subscription agent prior to the expiration of the rights offering, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.

You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent prior to 5:00 p.m., New York City time, on March 7, 2024, unless the expiration date is extended.  After the expiration of the rights offering period, all unexercised subscription rights will be null and void.  We will not be obligated to honor any purported exercise of subscription rights which the subscription agent receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise.  Any subscription payments for shares not allocated or validly purchased will be returned, without interest or penalty, as soon as practicable following the expiration date of the rights offering.

Our board of directors reserves the right, at its sole discretion, to amend or modify the terms of the rights offering.  The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer shareholders who have subscribed for shares the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholders and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.  The following are material terms that would allow you to be entitled to a refund of your money:

●	extension of the offering period beyond a total of 30 days;
●	change in the offering price;
●	change in the full aggregate subscription requirement; and
●	change in the use of proceeds.

In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date.  Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.

Effect of Rights Offering on Existing Shareholders

The ownership interests and voting interests of existing shareholders that do not fully exercise their basic subscription privilege may be significantly diluted. For more information, see below under the heading “Common shares Outstanding After the Rights Offering.”

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be canceled or modified except that you may cancel your subscription if we extend the rights offering period by more than 30 days or if we make a fundamental change to the terms set forth in this prospectus.  You may exercise your subscription rights in the manner set forth below.

Subscription by Registered Holders

If you are a registered holder of our common shares, the number of rights you may exercise pursuant to the basic subscription privilege will be indicated on the rights certificate delivered to you.  You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full subscription payment, to the subscription agent at the address set forth below under “— Subscription Agent,” prior to the expiration of the rights offering.

Subscription by Beneficial Owners

If you are a beneficial owner of our common shares that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate.  Instead, one subscription right will be issued to the nominee record holder for each five of our common shares that you own at the record date.  If you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly contact your broker, dealer, custodian bank or other nominee in order to subscribe for common shares in the rights offering.

If your common shares are held in the name of a broker, dealer, custodian bank or other nominee, your nominee may exercise the subscription rights on your behalf in accordance with your instructions.  Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time, March 7, 2024 expiration date we have established for the rights offering.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent in connection with the rights offering must be made in full, in United States currency, in immediately available funds, by wire transfer of immediately available funds or personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as subscription agent, f/b/o Gyrodyne, LLC.

Receipt of Payment

Payment received after the expiration of the rights offering may not be honored, in which case the subscription agent will return your payment to you promptly, without interest or penalty.

You should read and follow the delivery and payment instructions accompanying the rights certificate.  DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO GYRODYNE.  We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and other subscription documents and payment of the full subscription amount.  The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights.  If sent by mail, we recommend that you send subscription materials and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

The address to which subscription payments other than wire transfers, should be mailed or delivered is:

All trackable mail, including Overnight Delivery: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer; COY: GYRO 150 Royall Street, Suite V Canton, MA 02021	If Delivering by Mail: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer; COY: GYRO P.O. Box 43011 Providence, RI 02940-3011

Delivery will only be deemed valid if delivered in line with the above delivery instructions.

If sending payment of subscription price by wire of immediately available funds:

In considering which method of delivery to use, holders of rights should take into consideration the amount of time remaining in the rights offering, as well as any guaranteed delivery procedures, to ensure that materials are delivered prior to the expiration of the rights offering.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.  If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of our common shares that could be purchased with your over-payment.  If the subscription agent does not apply your full subscription price payment to your purchase of our common shares, any excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Conditions, Withdrawal and Termination

This offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering. We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate, cancel or withdraw the rights offering, in whole or in part, we will issue a press release notifying the shareholders of such event, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following such termination, cancellation or withdrawal.

Subscription Agent

Computershare Trust Company, N.A. is acting as the subscription agent for the rights offering under an agreement with us.  The address to which subscription documents, rights certificates and subscription payments other than wire transfers, should be mailed or delivered is:

All trackable mail, including Overnight Delivery: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer; COY: GYRO 150 Royall Street, Suite V Canton, MA 02021	If Delivering by Mail: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer; COY: GYRO P.O. Box 43011 Providence, RI 02940-3011

Delivery will only be deemed valid if delivered in line with the above delivery instructions.

We will pay the fees and expenses of our subscription agent, Computershare Trust Company, N.A., and our information agent, MacKenzie Partners, Inc., as well as all other expenses incurred by us in the rights offering. We have also agreed to indemnify the subscription agent and information agent against certain liabilities in connection with the rights offering.

We have not employed any brokers, dealers or underwriters in connection with the rights offering, and we do not know of any existing agreements between any shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common shares underlying the rights. Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation.

You are solely responsible for completing delivery to the subscription agent of your subscription materials.  The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York City time, on March 7, 2024.  We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.  If you deliver subscription documents or subscription rights certificates in a manner different than that described in this prospectus, then we may not honor the exercise of your subscription privilege.

Information Agent

We have appointed MacKenzie Partners, Inc. as information agent for the rights offering.  Any questions regarding our rights offering or requests for additional copies of documents may be directed to MacKenzie Partners, Inc. at 800-322-2885 (toll free) Monday through Friday (except bank holidays), between 7:00 a.m. and 7:00 p.m., New York City time, or by email at proxy@mackenziepartners.com.

Fees and Expenses

We will pay all fees charged by the subscription agent and the information agent.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.  Neither the subscription agent nor we will pay such expenses.

Fractional Common shares

We will not issue fractional common shares.  Any fractional rights resulting from the share allocation process specified below will be rounded to the nearest whole number, with halves rounded down.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

●	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or
●	you are an eligible institution.

You can obtain a signature guarantee from a financial institution – such as a commercial bank, savings, bank, credit union or broker dealer – that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

●	Securities Transfer Agents Medallion Program (STAMP) whose participants include more than 7,000 U.S. and Canadian financial institutions.
●	Stock Exchanges Medallion Program (SEMP) whose participants include the regional stock exchange member firms and clearing and trust companies.
●	New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Notice to Brokers and Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds common shares for the account of others as of as of 5:00 p.m., New York City time, on January 29, 2024, the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner so instructs, you should submit information and payment for shares.  We expect that the exercise of subscription rights on behalf of beneficial owners may be made through the facilities of the Depository Trust Company.  You may exercise individual or aggregate beneficial owner subscription rights by instructing the Depository Trust Company to transfer subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights exercised and the number of common shares subscribed for under the basic subscription privilege and the over-subscription privilege, if any, and your full subscription payment.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

●

deliver to the subscription agent prior to the expiration of the rights offering the subscription payment for each share you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “—Payment Method”;

●	deliver to the subscription agent prior to the expiration of the rights offering the form entitled “Notice of Guaranteed Delivery” and
●

deliver the properly completed rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the subscription agent within three (3) business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Form of Instructions for Use of Gyrodyne, LLC Subscription Rights Certificates,” which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

●	your name;

●

the number of subscription rights represented by your rights certificate, the number of our common shares for which you are subscribing under your basic subscription privilege, and the number of our common shares for which you are subscribing under your over-subscription privilege, if any; and

●

your guarantee that you will deliver to the subscription agent a rights certificate evidencing the subscription rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “—Subscription Agent.”

The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. You should call MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or email at proxy@mackenziepartners.com to request additional copies of the form of Notice of Guaranteed Delivery.

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, or the Instructions For Use of Gyrodyne, LLC Subscription Rights Certificates, you should contact the information agent, MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or email at proxy@mackenziepartners.com.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.  The subscription rights will not be listed for trading on the Nasdaq Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  We expect that the common shares issuable upon exercise of the subscription rights will be listed on the Nasdaq Capital Market under the ticker symbol “GYRO”.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. In resolving all such questions, our subscription agent will review the relevant facts, consult with our legal advisors and may request input from the relevant parties.  Our determination will be final and binding.  Once made, subscriptions and directions are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors, and we will not accept any alternative, conditional or contingent subscriptions or directions.  However, if we make a fundamental change to the terms of the rights offering or extend the rights offering period by more than 30 days, you may cancel your subscription and receive a refund of any money you have advanced.  We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful.  You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion.  Neither we nor the subscription agent shall be under any duty to notify you or your representative of any defect in your subscriptions.  A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent.  Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The subscription agent will hold funds received in payment for common shares in a segregated account pending completion of the rights offering.  The subscription agent will hold this money in a segregated account until the rights offering is completed or is withdrawn and canceled.  If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, as soon as practicable.  In addition, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable, if subscribers decide to cancel their subscription rights in the event that we extend the rights offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the rights offering.

Issuance of Common Shares Acquired in the Rights Offering

We will issue shares purchased in the rights offering as soon as practicable after the expiration of the rights offering. All shares that are purchased in the rights offering will be issued in uncertificated book-entry form, meaning that you will receive a direct registration account statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you hold your shares in the name of a bank, broker, dealer or other nominee, DTC will credit your nominee with the securities you purchased in the rights offering. In either case, the shares will be issued following the completion of any pro-rations as may be necessary in the event subscription requests exceed the number of shares available as described herein.

Rights of Subscribers

You will have no rights as a shareholder of our common shares issuable under the rights offering, until your account, or your account at your broker, custodian bank or other nominee, is credited with the common shares purchased in the rights offering.  You will have no right to revoke your subscriptions after you deliver your completed subscription rights certificate, payment and any other required documents to the subscription agent.

Foreign Shareholders

If you are a shareholder whose address is outside the United States, the subscription agent will not mail rights certificates to you, and your rights certificates will be held by the subscription agent for your account until any instructions are received to exercise your rights. If you are a rights holder whose address is outside the United States, to exercise your rights, you must notify the subscription agent on or prior to 11:00 a.m., New York City time, on February 29, 2024, which is five business days prior to the expiration date for the rights offering, unless extended by us, and, if we so request, must establish to our satisfaction that you are permitted to exercise your rights under applicable law. Any questions related to exercising rights should be directed to the subscription agent. If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire. We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your rights and any such determinations by us will be final and binding.

This rights offering is not being made in any state or other jurisdiction in which it would be unlawful to do so, nor are we selling to you, or accepting any offers from you to purchase, common shares if you are a resident of any such state or other jurisdiction. If necessary, we may delay commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of those states or other jurisdictions. In addition, in certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all rights even if we have common shares available. We do not anticipate that there will be any changes in the rights offering, and we may, in our sole discretion, decline to make modifications to the terms of the rights offering requested by regulators in states or other jurisdictions, in which case shareholders who live in those states or other jurisdictions will not be eligible to participate in the rights offering.

No Revocation or Change

Once you submit the form of subscription rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid.  All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable, or even in the event we extend the rights offering.  However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the common shares offered pursuant to this rights offering.

Regulatory Limitation

We will not be required to issue common shares to you pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control the shares and if, at the time the rights offering expires, you have not obtained this clearance or approval.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution of the subscription rights to our shareholders and our shareholders’ exercise of these subscription rights to purchase common shares should generally not be taxable.  YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION. SEE “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.”

No Recommendation to Subscription Rights Holders

Our board of directors is making no recommendations regarding your exercise of the subscription rights.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  See “Risk Factors” in this prospectus.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on the Nasdaq Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  The common shares issuable upon exercise of the subscription rights will be listed on the Nasdaq Capital Market under the symbol “GYRO” and we intend to apply for listing of the common shares issued in the rights offering.

Common Shares Outstanding After the Rights Offering

As of January 31, 2024, the most recent practicable date before the date of this prospectus, 1,574,308 shares of our common shares were outstanding. Assuming we issue all 625,000 common shares in the rights offering, the number of common shares we would have outstanding following the rights offering will be 2,199,308. However, there is no minimum number of shares that we must sell in order for us to close the offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any of our common shares from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes the material U.S. federal income tax consequences, as of the date of this prospectus, to U.S. holders (as defined below) of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering.

This section applies to you only if you are a U.S. holder (as defined below), acquire your subscription rights in the rights offering and hold your common shares as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not apply to you if you are not a U.S. holder or if you are a member of a special class of holders subject to special rules, including, without limitation, financial institutions, regulated investment companies, real estate investment trusts, holders who are dealers in securities or foreign currency, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, persons liable for alternative minimum tax, holders who hold common shares as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction or holders whose functional currency is not the U.S. dollar.

This section is based upon the Code, the Treasury Regulations promulgated thereunder, legislative history, judicial authority and published rulings, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. The discussion that follows neither binds nor precludes the IRS from adopting a position contrary to that expressed in this prospectus, and we cannot assure you that such a contrary position could not be asserted successfully by the IRS or adopted by a court if the position was litigated. We have not sought, and will not seek, a ruling from the IRS regarding the rights offering. This section does not address any tax consequences under foreign, state, or local tax laws.

You are a U.S. holder if you are a beneficial owner of subscription rights or common shares and you are:

●

an individual who is either a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under section 7701(b) of the Code,

●

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United Sates, any state thereof or the District of Columbia,

●	an estate whose income is subject to U.S. federal income tax regardless of its source, or
●

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the U.S. federal income tax consequences of receiving and exercising the subscription rights.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY U.S. HOLDER. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, EXERCISE, AND EXPIRATION OF SUBSCRIPTION RIGHTS RECEIVED IN THE RIGHTS OFFERING IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES, ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION, AND CHANGES IN ANY LAWS.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

For U.S. federal income tax purposes, a U.S. holder should not recognize income, gain, or loss upon its receipt of subscription rights in the rights offering, the expiration of such subscription rights, or its exercise of such subscription rights.

Receipt of the Subscription Rights

A U.S. holder’s receipt of subscription rights pursuant to the rights offering likely will not be taxable under U.S. federal income tax laws. The distribution of the subscription rights would be taxable under U.S. federal income tax laws if it were part of a “disproportionate distribution,” that is, if it were to have the effect of the receipt of cash or other property by some holders of our common shares and an increase in the proportionate interest of other holders of our common shares in our assets or earnings and profits. The following discussion assumes that U.S. holders will not be subject to U.S. federal income tax upon the receipt of subscription rights pursuant to the rights offering.

Tax Basis and Holding Period of Subscription Rights

A U.S. holder’s tax basis in subscription rights received pursuant to the rights offering generally must be determined by allocating such U.S. holder’s tax basis in his, her or its common shares between such common shares and the subscription rights based on their respective fair market values on the date of the rights distribution. If the fair market value of the subscription rights is less than 15% of the fair market value (on the date of distribution) of the common shares with respect to which the rights are distributed, however, the U.S. holder’s tax basis in the subscription rights received pursuant to the Rights Offering will be zero, unless such U.S. holder irrevocably elects (in his, her or its U.S. federal income tax return for the tax year in which the subscription rights are received) to allocate a portion of the tax basis of his, her or its common shares to such subscription rights as described in the preceding sentence. Tax basis may not be allocated to subscription rights which expire without having been exercised at the end of the subscription period. The holding period of subscription rights received pursuant to the rights offering will include the holding period of the common shares with respect to which the subscription rights were distributed.

Expiration of Subscription Rights

If a U.S. holder does not exercise his, her or its subscription rights prior to the end of the subscription period and such U.S. holder continues to hold the common shares with respect to which the subscription rights were distributed, such U.S. holder will recognize no gain or loss and his, her or its tax basis in the common shares with respect to which the subscription rights were distributed will be equal to such U.S. holder’s tax basis in such common shares before receipt of the subscription rights. If a U.S. holder’s subscription rights expire without exercise after the U.S. holder has disposed of the common shares with respect to which the subscription rights were distributed, such U.S. holder likely would recognize a capital loss to the extent of the tax basis allocated to the expired subscription rights. Such capital loss would be short-term or long-term capital loss, depending on the U.S. holder’s holding period with respect to the subscription rights, determined as described in “Tax Basis and Holding Period of Subscription Rights” above. Deductions for capital losses are subject to limitations under the Code.

Exercise of Subscription Rights; Tax Basis and Holding Period of Common Shares

A U.S. holder will not recognize any gain or loss upon the exercise of subscription rights. A U.S. holder’s initial tax basis in each share received upon the exercise of a subscription right will be equal to the sum of the subscription price paid plus the U.S. holder’s tax basis, if any, in such subscription right, determined as described in “Tax Basis and Holding Period of Subscription Rights” above.

A U.S. holder’s holding period for the common shares acquired upon the exercise of a subscription right will begin on the date of exercise.

If a U.S. holder exercises a subscription right received in the rights offering after disposing of common shares at a loss, or if a U.S. holder disposes of common shares at a loss soon after exercising a subscription right, the deductibility of such loss resulting from the sale of the common shares may be limited under the “wash sale” rules in Section 1091 of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules.

Consequences to U.S. holders of Investments in Gyrodyne, LLC Shares

Gyrodyne, LLC is treated as a pass-through entity for federal income tax purposes. For federal income tax purposes, a shareholder’s allocable share of recognized items of income, gain, loss, deduction or credit of Gyrodyne, LLC will be determined by the limited liability company agreement of Gyrodyne, LLC. Gyrodyne, LLC may derive taxable income from an investment that is not matched by a corresponding distribution of cash. Accordingly, it is possible that a shareholder’s federal income tax liability with respect to its allocable share of Gyrodyne, LLC’s income for a particular taxable year could exceed any cash distribution such shareholder receives for the year, thus giving rise to an out-of-pocket tax liability for such shareholder.

Sale or Exchange of Common Shares.   A holder will recognize gain or loss on a sale of Gyrodyne common shares equal to the difference, if any, between the amount realized and the holder’s tax basis in the common shares sold. The holder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus the holder’s share under the partnership tax rules of Gyrodyne’s liabilities, if any. A shareholder’s adjusted tax basis will be adjusted for this purpose by the holder’s allocable share of Gyrodyne’s income or loss for the year of such sale or other disposition. Gain or loss recognized by a holder on the sale or exchange of a common share generally will be subject to tax as capital gain or loss and will be long-term capital gain or loss if all of the common shares were held for more than one year on the date of such sale or exchange. The deductibility of capital losses is subject to limitations.

Passive Losses.   The passive activity loss rules of section 469 of the Code limit the use of losses derived from passive activities, which generally include an investment in limited partnership interests such as the Gyrodyne common shares. If an investment in Gyrodyne is treated as a passive activity, a holder who is an individual investor, as well as certain other types of investors, would not be able to use losses from Gyrodyne to offset non-passive activity income, including salary, business income, and portfolio income (e.g., dividends, interest, royalties, and gain on the disposition of portfolio investments) received during the taxable year. Passive activity losses that are disallowed for a particular taxable year may, however, be carried forward to offset passive activity income earned by the holder in future taxable years. In addition, if Gyrodyne were characterized as a publicly traded partnership, each holder would be required to treat any loss derived from Gyrodyne separately from any income or loss derived from any other publicly traded partnership, as well as from income or loss derived from other passive activities. In such case, any net losses or credits attributable to Gyrodyne which are carried forward may only be offset against future income of Gyrodyne. Moreover, unlike other passive activity losses, suspended losses attributable to Gyrodyne would only be allowed upon the complete disposition of the holder’s “entire interest” in Gyrodyne.

Treatment of Distributions.   Distributions of cash by Gyrodyne will not be taxable to a holder to the extent of such holder’s adjusted tax basis (described above) in its Gyrodyne common shares. Any cash distributions in excess of a holder’s adjusted tax basis will be considered to be gain from the sale or exchange of Gyrodyne shares. Such gain would generally be treated as capital gain and would be long-term capital gain if the holder’s holding period for its shares exceeds one year, subject to certain exceptions. A reduction in a holder’s allocable share of Gyrodyne’s liabilities is treated as a cash distribution for federal income tax purposes.

Reports to Investors.   Gyrodyne, LLC delivers Schedules K-1 to holders for any given fiscal year; however, holders may not receive such Schedules K-1 until after April 15th of the following year. The board of directors of Gyrodyne endeavors to provide holders with estimates of the taxable income or loss allocated to their investment in Gyrodyne on or before April 1. Shareholders may be required to obtain extensions of the filing date for their income tax returns at the federal, state and local levels. You should consult with your tax advisor with respect to applying for such extension.

Consequences to Non-U.S. Holders of Investments in Gyrodyne, LLC Shares

In light of Gyrodyne, LLC’s intended investment activities, Gyrodyne, LLC is expected to be treated as engaged in a U.S. trade or business or to generate effectively connected income (“ECI”) for Non-U.S. holders of Gyrodyne, LLC Shares. If a Non-U.S. holder were treated as being engaged in a U.S. trade or business in any year because of an investment in Gyrodyne, LLC Shares in such year, such Non-U.S. holder generally would be (1) subject to withholding by Gyrodyne, LLC on any actual distributions, (2) required to file a federal income tax return for such year reporting its allocable share, if any, of income or loss effectively connected with such trade or business (including, potentially, gain from the sale or exchange of Gyrodyne, LLC Shares), and (3) required to pay federal income tax at regular federal income tax rates on any such income. In addition, a Non-U.S. holder may be required to file state or local tax returns in some or all of the jurisdictions in which Gyrodyne, LLC does business. Moreover, a corporate Non-U.S. holder might be subject to a U.S. branch profits tax on its allocable share of Gyrodyne, LLC’s ECI. Any amount so withheld would be creditable against such Non-U.S. holder’s federal income tax liability, and such Non-U.S. holder could claim a refund to the extent that the amount withheld exceeded such Non-U.S. holder’s federal income tax liability for the taxable year.

Even if Gyrodyne, LLC does not generate ECI, Non-U.S. holders may be subject to U.S. tax under FIRPTA if Gyrodyne LLC realizes gain from a USRPI. Generally, under FIRPTA, Non-U.S. persons are subject to federal income tax in the same manner as U.S. persons on any gain realized on the disposition of an interest, other than an interest solely as a creditor, in U.S. real property. FIRPTA tax applies if a Non-U.S. person is a holder of an interest in a partnership that realizes gain in respect of an interest in a USRPI, and certain of Gyrodyne, LLC’s investments will constitute investments in USRPIs. Each Non-U.S. holder will be subject to federal income tax under FIRPTA on such holder’s allocable share of any gain Gyrodyne, LLC realizes on the disposition of a USRPI and will be subject to FIRPTA withholding as well as the tax return filing requirements regarding ECI discussed above.

Special rules may apply in the case of a Non-U.S. holder that (1) has an office or fixed place of business in the U.S. or (2) is present in the U.S. for 183 days or more in a taxable year. Any such holder should consult its tax advisors regarding the application of these special rules.

Consequences to Tax-Exempt Holders of Investments in Partnership Shares

A Gyrodyne shareholder that is a tax-exempt organization for federal income tax purposes and therefore generally exempt from federal income taxation, may nevertheless be subject to unrelated business taxable income (“UBTI”) tax, to the extent, if any, that its allocable share of Gyrodyne’s income consists of UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property).

While we do not expect Gyrodyne to generate significant amounts of UBTI for tax-exempt holders of Gyrodyne shares as a result of direct investments in operating businesses, no assurance can be given that Gyrodyne will not generate UBTI and Gyrodyne would be under no obligation to minimize UBTI. Tax-exempt holders of Gyrodyne shares should consult their tax advisors regarding all aspects of UBTI, including the availability of the so-called “fractions rule” to such tax-exempt organization.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our common shares does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended and Restated Limited Liability Company Agreement and applicable provisions of New York law.  We have filed our Articles of Organization and our Amended and Restated Limited Liability Company Agreement as exhibits to the registration statement of which this prospectus is a part.  See “Where You Can Find More Information.”

General

Our Amended and Restated Limited Liability Company Agreement provides that we may issue up to 4,000,000 common shares.  As of the date of this prospectus, we have 1,815,516 shares issued and 1,574,308 shares outstanding.

Voting Rights of Common shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and the holders of such common shares possess the exclusive voting power.  There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common shares, voting as a single class, can elect all of the directors and the holders of the remaining stock are not able to elect any directors.

Distributions, Liquidation and Other Rights

Holders of our common shares are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions.  They also are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Other than the subscription rights offered in this offering, holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.  All holders of common shares will have equal distribution, liquidation and other rights.

Restrictions on Ownership

In no event may a shareholder own more than 20% of our issued and outstanding common shares. Under our Amended and Restated Limited Liability Company Agreement, if any shareholder’s percentage interest at any time is greater than 20% for any reason whatsoever, the common shares resulting in such an increase over the cap must be transferred by such shareholder to an irrevocable trust formed and administered by the Company, the beneficiary of which will be such shareholder.

Anti-Takeover Provisions of our Limited Liability Company Agreement

General

The provisions of Gyrodyne’s Amended and Restated Limited Liability Company Agreement described in this section may delay or make it more difficult for someone to acquire us without the approval of our board.  These provisions could have the effect of discouraging third parties from making acquisition proposals, although such proposals, if made, might be considered desirable by a majority of our shareholders.  These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board.

Classified Board of Directors

Our Amended and Restated Limited Liability Company Agreement provides for our board to be divided into three classes of directors serving staggered three-year terms.  As a result, only approximately one-third of our board is elected each year.

We believe a classified board helps to assure the continuity and stability of our board, and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience as our directors.  This provision also helps to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

This provision could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of our board until the second annual shareholders’ meeting following the date the acquiror obtains the controlling share interest, could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Vacancies

Our Amended and Restated Limited Liability Company Agreement provides that the number of directors shall not be less than three nor more than seven.  The Amended and Restated Limited Liability Company Agreement also provides that our board shall have the right, in its discretion, to fill vacancies, including vacancies created by expansion of our board, by the affirmative vote of two-thirds of the directors then in office.  Furthermore, directors may be removed by shareholders only for cause and only by majority of the shares present in person or represented by proxy and entitled to vote at a special meeting called for that purpose.

These provisions could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Advance Notice for Raising Business or Making Nominations at Meetings

Our Amended and Restated Limited Liability Company Agreement establishes an advance notice procedure with regard to shareholder proposals and nominations of individuals for election to the board of directors.  In general, notice of a shareholder proposal or a director nomination for an annual meeting must be delivered to us at our executive offices not less than 120 days nor more than 150 days before the date of the anniversary of the last annual shareholders’ meeting (there are special rules if the current year’s meeting date is held more than 30 days before, or more than 60 days after, the anniversary date of the prior year’s meeting date) and must contain specified information and conform to certain requirements, as set forth in our Amended and Restated Limited Liability Company Agreement.  If the chair at any shareholders’ meeting determines that a shareholder proposal or director nomination was not made in accordance with the Amended and Restated Limited Liability Company Agreement, we may disregard such proposal or nomination.

The notice of any shareholder nomination for election as a director must set forth information as to the shareholder making the nomination and the nominee.  Among the information required of the nominee is (i) his or her name, age, business address and residence address, (ii) his or her principal occupation or employment, (iii) the number of common shares owned of record or beneficially, and (iv) such other information concerning the nominee as would be required to be disclosed in a proxy statement soliciting the proxies for the election of such nominee as a director in an election contest or that is otherwise required to be disclosed under the rules of the SEC.  The nominee must also complete a questionnaire with respect to his or her background and qualification.  Included in the questionnaire are certain representations and agreements related to the nominee’s service as a director.

The Nasdaq Capital Market

Our common shares are listed on the Nasdaq Capital Market under the symbol “GYRO.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common shares.

PLAN OF DISTRIBUTION

We are distributing, at no charge to our shareholders, non-transferable subscription rights to purchase an aggregate of 625,000 common shares at a price of $8.00 per whole share. This rights offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering.

On or about February 6, 2024, we will distribute the subscription rights and copies of this prospectus to individuals who owned common shares of record as of 5:00 p.m., New York City time, on January 29, 2024, the record date for the rights offering.  If you wish to exercise your subscription rights and purchase common shares, you should complete the subscription rights certificate and return it with payment for the shares, to the subscription agent, Computershare Trust Company, N.A., at the following address:

All trackable mail, including Overnight Delivery: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer; COY: GYRO 150 Royall Street, Suite V Canton, MA 02021	If Delivering by Mail: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer; COY: GYRO P.O. Box 43011 Providence, RI 02940-3011

Delivery will only be deemed valid if delivered in line with the above delivery instructions.

The subscription agent will hold funds received in payment for the shares in the rights offering in a segregated account pending completion of the rights offering. The subscription agent will hold this money in a segregated account until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest or deduction, promptly.

We have agreed to pay the subscription agent and information agent customary fees and reimburse certain of their expenses in connection with the rights offering.  We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights.  Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering.  Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation.  We estimate that our total expenses in connection with the rights offering will be approximately $600,000.

If you have any questions, you should contact the information agent, Mackenzie Partners, Inc., at (800) 322-2885 (toll free) or by email at proxy@mackenziepartners.com.  The subscription rights will not be listed on the Nasdaq Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  The common shares issuable upon exercise of the subscription rights we expect will be listed on the Nasdaq Capital Market under the symbol “GYRO.”

EXECUTIVE COMPENSATION

The following table sets forth the total compensation awarded to, earned by or paid to each of the Company’s executive officers for services rendered during the years ended December 31, 2023, 2022 and 2021.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Gary Fitlin	2023	250,000	10,000	-	-	-	-	-	260,000
President, CEO, CFO and Treasurer	2022	250,000	10,000	-	-	-	-	-	260,000
	2021	250,000	-	-	-	-	-	-	250,000

Peter Pitsiokos	2023	200,000	10,000	-	-	-	-	-	210,000
COO and Secretary	2022	200,000	10,000	-	-	-	-	-	210,000
	2021	200,000	-	-	-	-	-	-	200,000

The Company has concluded that aggregate amounts of perquisites and other personal benefits, securities or property to any of the current executives does not exceed $10,000 and that the information set forth in tabular form above is not rendered materially misleading by virtue of the omission of such personal benefits.

2023 DIRECTOR COMPENSATION

The following table shows the compensation earned by each of the Company’s non-officer directors for the year ended December 31, 2023:

Name (a)	Fees earned or paid in cash (b)	Stock awards (c)	Option awards (d)	Non-equity incentive plan compensation (e)	Nonqualified deferred compensation earnings (f)	All other compensation (g)	Total (h)

Paul L. Lamb	$120,000	$-	$-	$-	$-	$-	$120,000

Philip F. Palmedo*	24,500	-	-	-	-	-	24,500

Jan Loeb**	17,500	-	-	-	-	-	17,500

Richard B. Smith	42,000	-	-	-	-	-	42,000

Ronald J. Macklin	42,000	-	-	-	-	-	42,000

Nader G.M. Salour	42,000	-	-	-	-	-	42,000

Total	$288,000	$-	$-	$-	$-	$-	$288,000

*Philip F. Palmedo resigned from the Board, effective July 28, 2023.

**Jan Loeb joined the Board, effective July 28, 2023. Jan Loeb elected not to defer any of his director fees for 2023 under the Gyrodyne, LLC Nonqualified Deferred Compensation Plan for Employees and Directors, effective as of January 1, 2020

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our common stock beneficially owned as of January 31, 2024 by (i) those persons known by us to be owners of more than 5% of our common shares, (ii) each director, (iii) our named executive officers and (iv) all of our executive officers and directors of as a group. Unless otherwise specified in the notes to this table, the address for each person is: c/o Gyrodyne, LLC, One Flowerfield, Suite 24, Saint James, New York 11780.

Name and address of beneficial owner	Amount and nature of beneficial ownership (1)		Percent of Class (8)
Mario Gabelli /Gamco Asset Management Inc. /Gabelli Funds/GCIA/Teton Advisors One Corporate Center Rye, NY 10580	284,272	(2)	18.1

Towerview LLC. 460 Park Avenue New York, NY 10022	155,637	(3)	9.9

Grantham, Mayo, Van Otterloo & Co., LLC 40 Rowes Wharf Boston, MA 02110	119,248	(4)	7.6

Neil Subin MILFAM LLC 3300 South Dixie Highway, Suite 1-365 West Palm Beach, FL 33405	113,557	(5)	7.2

Star Equity Fund LP 53 Forest Avenue, Suite 101 Greenwich, CT 06870	99,464	(6)	6.3

Paul L. Lamb 1 Flowerfield, Suite 24 St. James, NY 11780	67,801	(7)	4.3

Jan Loeb	66,000		4.2
1 Flowerfield, Suite 24
St. James, NY 11780

Ronald J. Macklin 1 Flowerfield, Suite 24 St. James, NY 11780	21,743		1.4

Nader Salour	24,228		1.4
1 Flowerfield, Suite 24
St. James, NY 11780

Richard Smith	21,224		1.3
1 Flowerfield, Suite 24
St. James, NY 11780

Peter Pitsiokos 1 Flowerfield, Suite 24 St. James, NY 11780	0		*

Gary J. Fitlin 1 Flowerfield, Suite 24 St. James, NY 11780	0		*

All executive officers and Directors as a group (7 persons)	200,996		12.8

(1) Except as otherwise indicated, the beneficial owner has sole voting and investment power. Except as indicated, the beneficial owner has not pledged as security, or has any rights to acquire beneficial ownership of, any securities of the Company.

(2) On November 15, 2023, Gamco Investors Inc. filed a Schedule 13D amendment with the Securities and Exchange Commission stating that GAMCO, a group of investment funds, beneficially owns an aggregate of 284,272 common shares. Power to dispose of and vote securities resides with Mario Gabelli, Douglas Jamieson and Kevin Handwerker. Each reporting person has the shared power to vote or direct the vote and has shared power to dispose of or direct the disposition of 284,272 common shares. The Schedule 13D amendment was filed by David Goldman, Douglas Jamieson and Peter Goldstein.

(3) On January 4, 2024, Towerview LLC filed a Schedule 13G with the Securities and Exchange Commission stating that each reporting person has shared power to vote or direct the vote and has shared power to dispose of or direct the disposition of 155,637 common shares. The Schedule 13G was filed by Daniel R. Tisch.

(4) On February 13, 2023, Grantham, Mayo, Van Otterloo & Co. LLC filed a Schedule 13G with the Securities and Exchange Commission stating that it has the power to vote or direct the vote, and the power to dispose of or direct the disposition of 119,248 common shares. The Schedule 13G was filed by Gregory Pottle.

(5) On August 20, 2020, Neil Subin filed a Schedule 13G with the Securities and Exchange Commission stating that he has the power to vote or direct the vote and has power to dispose of or direct the disposition of 113,557 common shares.

(6) On September 7, 2023, Star Equity Fund, LP filed a Schedule 13D with the Securities and Exchange Commission stating that it beneficially owns directly 99,464 common shares.

(7) Includes 4,368 shares held by Lamb & Barnosky, LLP Profit Sharing Trust and 32,891 shares in an Individual Retirement Account. Mr. Lamb is a trustee of the Profit-Sharing Trust.

(8) The percent of class is calculated on the basis of the number of shares outstanding, which is 1,574,308 as of December 28, 2023.

* Represents less than 1% of the shares outstanding.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549.  You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov .  General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports, is available free of charge through our website at http://www.gyrodyne.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.  Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

This prospectus does not contain all of the information included in the registration statement.  We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC.  For further information, we refer you to the registration statement, including its exhibits and schedules, which may be found at the SEC’s website at http://www.sec.gov .  Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete.  Please refer to the actual exhibit for a more complete description of the matters involved.

We have appointed Mackenzie Partners, Inc. as information agent for the rights offering.  Any questions regarding the rights offering or requests for additional copies of documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) Monday through Friday (except bank holidays), between 7:00 a.m. and 7:00 p.m., New York City time, or by email at proxy@mackenziepartners.com .

LEGAL MATTERS

The validity of the subscription rights and the common shares offered by this prospectus have been passed upon for us by Farrell Fritz, P.C.

EXPERTS

The consolidated financial statements of Gyrodyne, LLC and Subsidiaries as of and for the year ended December 31, 2022, incorporated by reference in this prospectus have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available to the public at the SEC’s website at www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus and the registration statement of which this prospectus is a part, from other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K):

●	our Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 30, 2023;
●	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, filed on May 12, 2023, August 9, 2023 and November 14, 2023, respectively;
●

our Current Reports on Form 8-K filed on January 30, 2023, March 29, 2023, August 1, 2023, August 22, 2023, September 8, 2023, September 11, 2023, October 12, 2023, October 16, 2023, and January 3, 2024;

●	proxy statement on Schedule 14A filed on September 12, 2023;
●

all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement; and

●

all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before we stop offering the securities under this prospectus.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the rights offering also shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a document unless that exhibit is specifically incorporated by reference into that document) from the SEC on its website at www.sec.gov.

Upon oral or written request, we will also provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus, at no cost to the requester. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents.

To obtain a copy of these filings at no cost, you may write or telephone our Information Agent at the following address:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Telephone: (800) 322-2885 (toll free)

Email: proxy@mackenziepartners.com

You should rely only on the information contained in this prospectus, any applicable free writing prospectus and the documents that are incorporated by reference. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information in this prospectus, any applicable free writing prospectus or any incorporated document is accurate as of any date other than the date of the document.

625,000 COMMON SHARES OF LIMITED LIABILITY COMPANY INTERESTS ISSUABLE UPON THE EXERCISE OF

SUBSCRIPTION RIGHTS AT $8.00 PER SHARE

Prospectus

February 6, 2024